APRIL 2022



Macellum
CAPITAL MANAGEMENT

Keep KOHL'S Accountable

OUR SOLUTION FOR LONG-SUFFERING SHAREHOLDERS:

- ✓ **A RECONSTITUTED, QUALIFIED BOARD**
- ✓ **A STRATEGIC OPERATING PLAN TO UNLOCK VALUE**
- ✓ **A CLEAR, OBJECTIVE REVIEW OF STRATEGIC ALTERNATIVES**

VOTE THE <u>WHITE</u> PROXY CARD

DISCLAIMER

TABLE OF CONTENTS



EXECUTIVE SUMMARY

WHY WE ARE HERE:
SWEEPING CHANGE IS NEEDED ATOP KOHL'S

We believe the current Board...

X *Has overseen a failed operating plan which has resulted in significant share loss and the latest 3-year plan appears no better*

X *Is entrenched and refused to add a meaningful shareholder for a second year*

X *Is running a sale process for optics sake when in fact, the Company is trying to retain control of the Board through the AGM*

X *Failed at capital allocation and balance optimization, leaving billions of owned real estate idling*

X *Can not begin to fix problems they do not believe they have*

X *Has not aligned compensation with shareholders, as they have significantly rewarded executives for declining results*

WHY WE ARE HERE:
OUR SLATE IS THE RIGHT SOLUTION AT THE RIGHT TIME

☑ *Sorely needed ownership perspectives to bring a sense of urgency*

☑ *Significant consumer and retail sector expertise that can address market share losses and failed execution*

☑ *Strong M&A and transaction expertise*

☑ *A viable plan for producing enhanced value on a standalone basis*

☑ *A vision for running a parallel review of alternatives that is credible and transparent*

ABOUT MACELLUM

Macellum is a long-term holder, with ownership of nearly 5% of Kohl's

Firm Overview

- Founded in 2009 by Jonathan Duskin, Macellum Capital Management is an investment firm with deep expertise in the retail and consumer sectors

- Macellum invests in undervalued companies we believe can appreciate significantly as a result of a change in strategy or improvements in operations, capital allocation or corporate governance

- Macellum's campaign at Kohl's in 2021 saw two Macellum nominees appointed to the Board; however, we believe the Company's continued underperformance signals that more meaningful change and shareholder representation is needed in the boardroom

Proven Track Record of Creating Value at Large, Public Retailers



- ✓ Three new directors
- ✓ Sold ~$725 million of owned real estate
- ✓ Meaningful stock repurchase
- ✓ Formation of capital allocation committee



- ✓ Nine new directors
- ✓ New management team
- ✓ Sold non-core assets worth ~75% of company's market capitalization



- ✓ Five new directors
- ✓ New management team
- ✓ Company projected to earn 375%+ more in 2022 vs. prior to campaign launch

ABOUT KOHL'S

Kohl's can be a source of tremendous value if it has a Board with the right leadership and plan

BUSINESS SUMMARY

- Kohl's is an **omnichannel retailer** focused on **apparel, footwear and accessories** for women, men and children

- Kohl's also sells **soft home products** including bedsheets, pillows and housewares targeted to middle-income customers across the U.S.

- The Company currently operates **1,150+ stores** nationwide with **~100,000 associates** and **65 million+ customers**

- Kohl's' strategy is now focused on **active and casual wear** and smaller format stores backed by **high-profile partnerships** with Sephora, Amazon, etc.

COMPANY SNAPSHOT

- <u>Founded</u>: 1962

- <u>Went Public</u>: 1992

- <u>Headquarters</u>: Menomonee Falls, WI

- <u>Share Price</u>: $47.77

- <u>Market Capitalization</u>: $7.191 billion

- <u>FY 2021 Free Cash Flow</u>: $1.56 billion

- <u>FY 2021 Total Revenue</u>: $19.43 billion (2.7% decrease from FY 2019)

Source: Company 10-K; Company's share price and market capitalization as of 01/14/22.

SALES HAVE STAGNATED WHILE OPERATING PROFIT HAS DECLINED

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Change
Same-Store Sales	0.5%	0.3%	(1.2%)	(0.3%)	0.7%	(2.4%)	1.5%	1.7%	(1.3%)	(20.4%)	22.9%	(3%)[1]
Gross Margin %	38.2%	36.3%	36.5%	36.3%	36.0%	35.9%	36.0%	36.4%	35.7%	31.1%	38.1%	(8bps)
EBIT	$2,158	$1,890	$1,742	$1,689	$1,553	$1,369	$1,416	$1,465	$1,212	($300)	$1,680	**($478)**
EBIT Margin %[2]	11.5%	9.8%	9.2%	8.5%	7.7%	7.0%	7.1%	7.2%	6.1%	(1.9%)	8.6%	(283bps)
												Total
Capital Expenditures	$927	$785	$643	$682	$690	$768	$672	$578	$855	$334	$605	$7,539

Source: Company SEC Filings, Bloomberg LP.
Note: [1] Represents compounding same-store sales change FY 2011 – FY 2021. [2] EBIT margins before FY 2017were as % of Sales whereas FY 2017 onward were as % of Total Revenue, due to revenue and SG&A reclassification done by the Company.

KOHL'S DECADE OF MARKET SHARE LOSSES



KSS Relative Same Store Sales vs. Peers Avg. and Retail Trade Data[1] (Indexed to 100% in FY 2011)

Source: Company SEC Filings, US Census Bureau, Bloomberg LP.
Note: All data indexed to 100% in FY 2010. Same stores sales in 2020 and 2021 are based on net sales due to the impact of the COVID-19 Pandemic. 1 Retail Trade Data is sourced directly from the US Census Bureau Clothing & Clothing Accessories Stores Monthly Retail Trade Data.

ANOTHER WASTED YEAR FOLLOWING A LOST DECADE

Kohl's' shares have underperformed relevant peers and indices over every applicable time horizon

SINCE PRE-COVID (12/31/2019) TSR



3-YEAR TSR



5-YEAR TSR



10-YEAR TSR



Source: Bloomberg LP– Data as of 1/14/2022
Notes: Total Shareholder Return; Retail Peers include AEO, BBBY, BKE, BURL, CTRN, DDS, DKS, GPS, HIBB, JWN, M, PLCE, ROST, TGT, TJX, URBN, WSM.
Notes: Compensation Peer Group Average Includes: BBBY, GPS, M, JWN, ROST, TJX.
Notes: ISS Peers include AN, BBY, KMX, DG, DLTR, FL, GPS, JWN, LAD, BBWI, M, PAG, ROST.

THE CURRENT BOARD HAS LOST CREDIBILITY



Share Price Stagnation

"Greatness Agenda"[1] announced (10/29/14)

"Greatness Agenda Evolution" announced (10/27/15)

2022 Unaffected stock price (01/14/22)

COVID Economic Recovery

2020 strategy announced (10/20/20)

2022 strategy announced (03/07/22)

THE BOARD HAS OVERSEEN SEVERAL PLANS THAT HAVE FAILED TO CREATE VALUE

Source: Company SEC Filings, Bloomberg LP– Data as of 3/14/2022
Note: 1 Company SEC Filings Accessed Through Bloomberg LP.

10

THE CURRENT BOARD HAS LOST CREDIBILITY (CONT.)

Poor Governance and Oversight

REFUSAL TO ADOPT UNIVERSAL PROXY CARD



IMPLEMENTATION OF TWO-TIERED POISON PILL



OPAQUE STRATEGIC ALTERNATIVES REVIEW PROCESS



POOR EXECUTIVE COMPENSATION POLICIES



LACK OF DIVERSITY AT EXECUTIVE LEVEL



INEFFECTIVE CAPITAL ALLOCATION POLICY



THE CURRENT BOARD HAS LOST CREDIBILITY (CONT.)

Kohl's has misrepresented several key facts pertaining to its performance and Macellum's campaign for change

x **MYTH:** Kohl's stated that its March 7 investor day was "well-received"

THE REALITY: The Company's much-touted analyst day and the release of yet another standalone strategy were met with a roughly 13% share price decline. The Board is championing a three-year plan, that in our view, is overly capital-intensive and risky and only appears to derive EPS growth from share repurchases as EBIT is down roughly 11% at the midpoint from 2021

x **MYTH:** The Board claims its "winning strategy and skilled Board are maximizing value for all shareholders"

THE REALITY: The Company's total shareholder returns have lagged relevant peers and indices over every germane time horizon

x **MYTH:** The Board claims its sale process is "robust" and that it "is committed to evaluating all opportunities to increase shareholder value"

THE REALITY: We believe Kohl's has run a flawed and opaque review of strategic alternatives, including rejecting indications of interest from credible, well-capitalized acquirers before apparently providing sufficient access and information, implementing a poison pill that seems designed to chill acquirers' interest and providing insufficient transparency ahead of the annual meeting

x **MYTH:** Kohl's has unfairly attacked our nominees' qualifications

THE REALITY: Our slate has the right mix of corporate governance acumen, consumer and retail expertise, mergers and acquisitions experience and independent ownership perspectives to fix Kohl's

x **MYTH:** Kohl's has misconstrued Macellum's intentions and plans for the Company

THE REALITY: Macellum believes the majority of the Board needs to be refreshed so a robust sale process can occur and be objectively weighed against the Company's internal plans to create shareholder value

Source: Company SEC Filings, Bloomberg LP.

ADDITIONAL MYTH VS. REALITY SLIDES FOUND HERE

NEW 3-YEAR PLAN WOULD RESULT IN EBIT DECLINES AND HAS MEANINGFUL RISK

Kohl's stock dropped 13% the day of its analyst day and release of the 3-year plan

Disappointing Investor Day[1]

- Kohl's 3-year plan resulted in analyst projecting a 19% decline in EBIT from 2021

- Further, the plan is inherently risky as it calls for increasing SGA, capital expenditure and inventory

- To achieve this plan Kohl's needs to have revenue growth

- Kohl's has been unable grow sales for a decade despite a multitude of initiatives like Amazon as well as the addition of many brands such as Nike, Under Armour, Tommy Hilfiger, Calvin Klein and Land's End

The 3-year plan is unlikely to result in a stock price close to the reported offer prices

- Kohl's "unaffected price", prior to reported offers was $46.84. Arguably, the unaffected price would be lower when accounting for investors' reaction to the 3-year plan

- With the stock trading 15% below reported offers if would appears investors have little confidence in the process

- Kohl's stock price is likely to revert to levels below $46 if a sale does not occur or a majority of the Board is not replaced



Estimated Cumulative CapEx vs. Annual EBIT ($s in millions)

Source: Company SEC Filings, Bloomberg LP. Estimates are combination of Kohl's Long-term CapEx Guidance and Bloomberg LP 2024 Consensuses Estimates for EBIT.
Note: 1 Company SEC Filings and Investor Day Transcripts Accessed Through Bloomberg LP

EVEN IF KOHL'S HITS ITS TARGETS, THE STOCK WILL LIKELY NOT ACHIEVE REPORTED OFFER PRICES

And under many scenarios, Kohl's could be substantially lower

- Kohl's, on an unaffected basis, was trading at a 6.5x P/E. Given the negligible operating improvements implied by the three-year plan, that is unlikely to change

- **At 6.5x P/E, Kohl's' price target at the midpoint of the Company's guidance in 2024 would be $53**. Giving Kohl's the benefit of the 5-year average P/E of 8.5x, the price target could be ~$70 **in three years**

- However, we believe there is material risk to Kohl's' plan given the significant SG&A, inventory and capex growth. If sales growth does not materialize – which it has not for a decade – earnings could be $5.64 a share

- **We believe rejecting offers under the current plan and without changing the majority of the Board poses substantial risk to shareholders**

Kohl's EPS 2024 Targets	
Mid-point	$8.20
Risk Scenario: Flat Sales[1]	$5.64

2024 Price Targets @ Current Multiple		
6.0x	6.5x	7.0x
Mid-point	$49.20	$53.30	$57.40
Risk Scenario: Flat Sales	$33.84	$36.66	$39.48

% Change Compared to $70[2] Bid		
6.0x	6.5x	7.0x
Mid-point	(30%)	(24%)	(18%)
Risk Scenario: Flat Sales	(52%)	(48%)	(44%)

2024 Price Targets @ Historic Multiple		
8.0x	8.5x	9.0x
Mid-point	$65.60	$69.70	$73.80
Risk Scenario: Flat Sales	$45.12	$47.94	$50.76

% Change Compared to $70 Bid		
8.0x	8.5x	9.0x
Mid-point	(6%)	(0%)	5%
Risk Scenario: Flat Sales	(36%)	(32%)	(27%)

Source: Company SEC Filings, Bloomberg LP.
(1)	Same operating assumptions as midpoint but with flat sales growth vs. low single digits sales growth.
(2)	Recent offer price highlighted by Reuters.

14

THE “NEW STRATEGY” IS MORE OF THE SAME

Ms. Gass was the architect of the “Greatness Agenda” in 2014, and in recent years, little has changed with the strategy or the stock price

- In October 2014, Kohl’s announced its “Greatness Agenda”, **which failed to even come close to meeting its targets or creating shareholder value**
- In 2018, with Ms. Gass as CEO, Kohl’s recommitted to the “key pillars of the Greatness Agenda”
- After material profit declines throughout 2019 (and after the pandemic), Kohl’s announced a “new” strategic plan in Oct 2020 that would have shareholders believe it’s **finally on the right track**
- 18 months later, in March of 2022, as the stock experience material underperformance, Kohl’s announced its “reinvention” plan
- **Unfortunately, we’ve heard this story before**. Most of the current initiatives are strikingly similar to the prior ones from the failed “Greatness Agenda”
- The latest plan embeds EBIT declines and delivers EPS growth only through using shareholder capital to repurchase stock.

2014


Kohl’s as a destination for the Active and Wellness lifestyle

2020


Kohl’s Outlines New Strategic Vision with Heightened Focus on Active and Casual Lifestyle
10/20/2020
Kohl’s today shared the company’s new strategic framework with the investment community, including new initiatives to position the company for long-term success. As part of its strategy, Kohl’s has set a new vision: to be the most trusted retailer of choice for the active and casual lifestyle.
KOHL’S

2022


Kohl’s Reinvention is Driving Growth for the Future
March 7, 2022
KOHL’S
SEPHORA

WITH NO BOARD CHANGE AND THE SAME CEO WHO CREATED THE “GREATNESS AGENDA”, WHY SHOULD INVESTORS BELIEVE THIS TIME WILL BE ANY DIFFERENT?

Source: Company SEC Filings, Bloomberg LP

THE CURRENT STRATEGIC REVIEW DOES NOT APPEAR TO BE CREDIBLE

REUTERS®

By Svea Herbst-Bayliss

At least three interested parties, including luxury department store operator Hudson's Bay Company, private equity firm Sycamore Partners and a group that includes Acacia Research Corp (ACTG.O), a holding company for business controlled by activist hedge fund Starboard Value LP, have made bids for Kohl's, which is valued at $7.8 billion, sources said. Some have offered to pay as much as $70 a share, the sources said.

Several bidders expressed concerns about the speed of the sale process and their ability to access information for diligence purposes, the sources added.

MILWAUKEE BUSINESS JOURNAL

By Rich Kirchen – Senior Reporter, Milwaukee Business Journal
Mar 31, 2022 **Updated** Mar 31, 2022, 4:01pm CDT

The board of Kohl's argues that it has overseen a fundamental transformation of the business under CEO Michelle Gass that will accelerate the retailer's growth and profitability. Meanwhile, the company continues a "robust and intentional process to evaluate potential bids," the letter said.

The letter doesn't provide a specific update on a process Kohl's announced Feb. 4 that entails investment bank Goldman Sachs both fielding incoming inquiries from suitors and contacting prospective interested parties.

yahoo! finance

Brian Sozzi · Anchor, Editor-at-Large
March 25, 2022 · 4 min read

As for long-term guidance, Kohl's sees low-single digit percentage sales growth and mid- to high-single digit EPS growth.

Kohl's shares promptly crashed 12% on its March 7 investor day.

Perhaps realizing it made an execution mistake in handling credible deal offers, Kohl's issued yet another press release.

"The Board acknowledged receipt of multiple preliminary indications of interest. The proposals received are non-binding and without committed financing," Kohl's said in a March 21 statement.

Kohl's Unlikely to Complete Auction Ahead of Director Contest



NEW YORK POST

By Lisa Fickenscher   March 21, 2022 | 2:24pm | Updated

Kohl's rejected two acquisition offers earlier this year, including one from Sycamore, and then implemented a so-called "poison pill" to fend off a hostile takeover.

- **KSS – Filed Updated Proxy** w/transcript of a video CEO Gass sent to KSS employees yesterday. Gass noted in those comments **that GS has "engaged w/>25 parties" (this is an increased from the >20 commentary in 3/7 proxy).** As expected, Gass also said a) "We've now moved onto the next phase where we've asked selected bidders to further refine their offers and to secure financing. They are doing a lot of diligence and homework, and we have provided access to thousands of documents and lots of data to help facilitate this process— all of which is a very normal part of vetting." & b) (emphasis in the proxy, not added by me) "**But let me be clear** — this does not necessarily mean we are selling the company, and no decisions have been made at this time. The board is doing its job in representing our shareholders to evaluate alternatives and other options – and all of those explorations are being held up against the current strategy that we're executing. The plan we're executing is very powerful and it will deliver substantial value to our shareholders – so that's a high bar that the board is looking at when evaluating these alternatives."

Source: Company SEC Filings, Bloomberg LP

16

INDICATIVE TIMETABLE OF A SALE PROCESS WOULD POINT TO SUFFICIENT TIME TO CONSUMATE A TRANSACTION

It appears to us that the process has been designed to provide the illusion of a sale process only to give incumbent directors the aircover to say the process is on-going and should not be disrupted by the addition of new directors

If this Board retains control, we doubt a fair and transparent sale process will continue



Illustrative Strategic Alternatives Process

	Week 1	Week 2	Week 3	Week 4	Week 5	Week 6	Week 7	Week 8	Week 9	Week 10	Week 11	Week 12	Week 13	Week 14	Week 15	Week 16	Week 17	Week 18	Week 19
Receive Initial Bids	▓																		
Select Round 2 Bidders		▓																	
Management Presentations		▓	▓																
Second Round Buyer Final Diligence				▓	▓	▓	▓	▓											
Distribute Draft Transaction Documents						▓													
Solicit and receive final bids							▓	▓											
Select and Bind Definitive Buyer								▓											
Negotiate Transaction Documents									▓	▓	▓	▓	▓						
Final Financing and Legal Due Diligence									▓	▓	▓	▓	▓						
Sign Definitive Agreements												▓							
Receive Sahreholder and Regualtroy Approvals													▓	▓	▓	▓	▓	▓	
Close transaction																			▓

IN OUR VIEW, THE BOARD COULD HAVE DELAYED THE AGM UNTIL JULY TO PROVIDE FOR A FULL AND ROBUST PROCESS, BUT HAVE OPTED NOT TO

Example provided by top tier investment bank

KOHL'S IS AT A FORK IN THE ROAD

We believe substantial and urgent change is clearly needed – or else value will be permanently impaired

 One year following Macellum's campaign for incremental change on the Board, Kohl's has failed to create value for shareholders and experienced meaningful underperformance

 After a decade of disappointing operating results and stock performance Kohl's has one of the lowest valuations among its retail peers and was unable to present a compelling plan to investors at its analyst day

 Now, Kohl's has an opportunity to pursue value-maximizing acquisition proposals – a window that will likely not be open indefinitely as the market environment and macro circumstances evolve

WE FIRMLY BELIEVE A SALE OR MAJORITY BOARD CHANGE IS URGENTLY NEEDED BEFORE KOHL'S POTENTIALLY REACHES A POINT WHERE MARKET SHARE LOSSES BECOME IRREVERSIBLE

OUR SLATE

We assembled a slate with the experience, expertise and ownership mentality required to deliver the long-term, value-enhancing change that Kohl's needs











GEORGE BROKAW	JONATHAN DUSKIN	FRANCIS KEN DUANE	PAMELA J. EDWARDS	STACY HAWKINS
✓ **Capital Markets Acumen** Deep knowledge of both the public and private markets	✓ **Sector Expertise** More than 20 years of experience investing in retail and consumer sectors and currently serves as a director of Citi Trends, Inc. (NASDAQ: CTRN)	✓ **Sector Expertise** Deep experience growing revenue streams, developing strategic plans and overseeing operations at global retailers	✓ **Sector Expertise** Extensive executive-level experience across a variety of retail brands and sectors	✓ **Public Company Governance Acumen** Strong knowledge of public company governance practices and executive compensation policies
✓ **M&A Experience** Strong investment banking background in assessing and executing successful transactions	✓ **M&A Experience** Proven investment banker at Lehman Brothers Inc.	✓ **M&A Experience** Led transformational and bolt-on mergers and acquisitions at PVH Corp. (NYSE: PVH)	✓ **Business & Financial Planning Expertise** Chief Financial Officer of Citi Trends, Inc. (NASDAQ: CTRN) with strong background in finance, strategy and operations	✓ **Legal Expertise** Vice Dean of Rutgers Law School, the largest public law school in the Northeast
✓ **Public Board Experience** Director of DISH Network Corporation (NASDAQ: DISH), CTO Realty Growth, Inc. (NYSE: CTO) and Alico, Inc. (NASDAQ: ALCO)	✓ **Ownership Perspective** Long-term, significant shareholder of Kohl's	✓ **C-Suite Experience** More than three decades of experience leading public retailers	✓ **Relevant Board Experience** Director and Audit Committee member of Neiman Marcus Group, LLC	✓ **Diversity Counseling Expertise** Has helped several companies across multiple sectors improve diversity initiatives

OUR SLATE (CONT.)

We assembled a slate with the experience, expertise and ownership mentality required to deliver the long-term, value-enhancing change that Kohl's needs



JEFFREY A. KANTOR

✓ **Sector Expertise**
Nearly 40 years of experience overseeing merchandising, planning, private label development, and ecommerce

✓ **Public Co. Executive Experience**
Former Chief Merchandising Officer and Chief Stores Officer at Macy's Inc. (NYSE: M)

✓ **Consulting & Advisory Skills**
Consultant focused on retail and wholesale business strategy



PERRY M. MANDARINO

✓ **Sector Expertise**
Deep experience advising stakeholders on business and financial strategy across retail, consumer and other industries

✓ **M&A Experience**
Strong investment banking background with experience advising buyers and sellers of 30+ retailers with billions of dollars in revenue and value

✓ **Public Board Experience**
Director of bebe stores, inc. (OTCMKTS: BEBE)



CYNTHIA S. MURRAY

✓ **Sector Expertise**
Extensive experience in retail and women's apparel sector, including President of Chico's Brand, FAS, Inc. (NYSE: CHS) & Full Beauty Brands

✓ **Strategic Expertise**
35+ years of experience leading business turnarounds, share price growth and long-term strategy

✓ **Relevant Board Experience**
Director of Francesca's Collections prior to its 2011 IPO



KENNETH D. SEIPEL

✓ **Sector Expertise**
Former Chief Executive Officer of Gabriel Brothers, Inc. (n/k/a Gabe's), Wet Seal, Inc. (n/k/a The Wet Seal, LLC) and Old Navy

✓ **Turnaround Experience**
Valuable track record helping grow and turn around retail companies as well as Fortune 500 brands

✓ **Public Board Experience**
Director of Citi Trends, Inc. (NASDAQ: CTRN) and Lead Independent Director of West Marine Inc.



CRAIG M. YOUNG

✓ **Capital Markets Acumen**
Extensive experience evaluating sale opportunities and companies' strategies and financial operations

✓ **M&A Experience**
Strong private equity background assessing and executing successful transactions

✓ **Real Estate Expertise**
Deep knowledge of real estate investment and property development

OVERVIEW: STANDALONE PLAN PILLARS

With a materially refreshed Board that includes sector expertise and shareholder perspectives, we believe Kohl's can achieve significantly better results

MEANINGFULLY GROW SALES



INCREASE GROSS MARGIN



LEVERAGE SG&A COSTS



IMPROVE CAPITAL ALLOCATION



ALIGN EXECUTIVE COMPENSATION



OVERVIEW: OUR VISION FOR IMPROVING KOHL'S

Our slate would assess all paths to maximizing shareholder value, including sale opportunities versus a new strategic plan for pursuing market share and earnings growth

Operational

✓Culture of strong execution

✓Clear, streamlined value proposition

✓ Fast and nimble merchandising

✓ Balanced merchandise assortment

✓ Efficient direct sourcing and distribution rationalization

✓ Zero based cost budgeting

✓ Aligned executive compensation with shareholder value creation

Financial & Strategic

✓ A more open and transparent review of strategic alternatives

✓ Larger share repurchases

✓ Evaluate sale-leaseback of real estate

✓ Seamless ecommerce operations

SIGNIFICANT SHAREHOLDER-DRIVEN CHANGE IS WARRANTED

KOHL'S HAS TREMENDOUS VALUE CREATION POTENTIAL

Macellum 3-YR Plan with a Sale Leaseback



Source: SEC Filings, Macellum estimates.
Notes: 1. Macellum model used Kohl's EPS algorithm and line-item commentary plus incremental improvements that Macellum forecast can be made if their plan was implemented as outlined in this document. Additionally, Macellum conservatively assumes share repurchases at an average price of $75 using cash generated resulting in the purchase of approximately 40 million shares over the next three years. Actual share repurchase program will be determined by the Board depending on market prices and expected performance at time of decision



THE CASE FOR URGENT & MEANINGFUL CHANGE

PERFORMANCE | STRATEGY | OPERATIONS | GOVERNANCE

IF YOU INVESTED $100 IN KOHL'S 10 YEARS AGO...



....IT WOULD BE WORTH ABOUT THE SAME AMOUNT TODAY

Source: Bloomberg LP– Data as of 1/14/2022

LOOKING AT KOHL'S PERFORMANCE PRE-COVID NEUTRALIZES THE POST-COVID "MOMENTUM"

We contend Kohl's' strategy has underwhelmed and will not lead to meaningful value creation for shareholders in the future


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Kohl's
Retail Peers
ISS Peers
XRT
S&P 500

Source: Bloomberg LP– Data as of 1/14/2022

KOHL'S HAS UNDERPERFORMED DEPARTMENT STORE PEERS SINCE ITS OCTOBER 2020 ANALYST DAY



"Well, one thing we certainly have seen is that we have been able to take share in the more traditional department store sector... I think for Kohl's, it's really market share overall"

– Michelle Gass on March 3, 2021

IS KOHL'S' STRATEGIC PLAN ALSO RESPONSIBLE FOR DILLARD'S' (+373%) AND MACY'S' (+276%) STRONG PERFORMANCE?

Source: Bloomberg LP– Data as of 1/21/2022; Company SEC Filings, Bloomberg LP, and Bloomberg LP Transcripts.
[1] Kohl's Performance Since Kohl's 2020 Analyst Day at 10/19/2020 through Initial Public Announcements of Takeover offers 01/21/2022

PERSISTENT INABILITY TO GROW SALES & REVERSE OPERATING PROFIT DECLINE

Macellum believes these problems are solvable but require a Board with relevant expertise and experience that will hold management accountable

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Change
Same-Store Sales	0.5%	0.3%	(1.2%)	(0.3%)	0.7%	(2.4%)	1.5%	1.7%	(1.3%)	(20.4%)	22.9%	(3%)[1]
Gross Margin %	38.2%	36.3%	36.5%	36.3%	36.0%	35.9%	36.0%	36.4%	35.7%	31.1%	38.1%	(10 bps)
EBIT	$2,158	$1,890	$1,742	$1,689	$1,553	$1,369	$1,416	$1,465	$1,212	($300)	$1,680	**($478)**
EBIT Margin %[2]	11.5%	9.8%	9.2%	8.5%	7.7%	7.0%	7.1%	7.2%	6.1%	(1.9%)	8.6%	(290 bps)
												Total
Capital Expenditures	$927	$785	$643	$682	$690	$768	$672	$578	$855	$334	$605	$7,539

THE BOARD HAS OVERSEEN A 22% DECLINE IN EBIT AND LONG-TERM OPERATING UNDERPERFORMANCE OVER THE PAST 10 FISCAL YEARS

Source: Company SEC Filings, Bloomberg LP
Note: [1] Represents compounding same-store sales change FY 2011 – FY 2021. Same stores sales in 2020 and 2021 are based on net sales due to the impact of the COVID-19 Pandemic. [2] EBIT margins before FY 2017 were as % of Sales whereas FY 2017 and forward were as % of Total Revenue

SALES HAVE STAGNATED FOR YEARS

Over the last 10 years, Kohl's' merchandise sales have not grown despite an increase in sales due to the pandemic and the significant opportunity to gain market share driven by competitors' store closures



Merchandise Sales ($ in Millions) and Same Store Sales (FY 2011 - FY 2021)

2021 same-store sales declined 3.5% versus 2019

KOHL'S FAILED TO CAPTURE $26.4 BILLION IN AVAILABLE SALES OVER THE LAST FIVE YEARS AS OTHER RETAILERS HAVE GONE BANKRUPT[1]

Source: Company SEC Filings, Bloomberg LP.
Note: Same stores sales in 2020 and 2021 are based on net sales due to the impact of the COVID-19 Pandemic.

AS THE ECOMONY REOPENED, KOHL'S LOST MARKET SHARE TO PEERS AS TRENDS DETERIORATED

We believe that management is often overoptimistic and does not have a handle on the business

"[...] as we think about all of our strategies leading into back-to-school and holiday, I think we've never been as well-positioned."
- CEO Michelle Gass on March 20, 2021

"But I also feel confident that everything we've outlined today should help us continue to grow the top line beyond 2019, and that will provide a much more efficient model." *Chief Financial*
- CFO Jill Timm on March 9, 2021

NOT ONLY HAS KOHL'S FAILED TO CAPITALIZE ON THE ROBUST CONSUMER ENVIRONMENT TO BOOT TOPLINE GROWTH, BUT IT ALSO LOST MARKET SHARE TO RETAIL PEERS

	Q1 v 19 Act.	Q2 v 19 Act.	Q3 v 19 Act.	Q4 v 19 Act.	FY 21 vs. 19 Act.
AEO	17%	15%	19%	15%	16%
BBBY*	3%	(1%)	(4%)	(8%)	(8%)
BKE	49%	45%	43%	41%	44%
BURL	34%	33%	29%	18%	28%
CTRN	39%	30%	24%	14%	27%
DDS	(9%)	12%	5%	12%	7%
DKS	52%	45%	40%	28%	40%
GPS	8%	5%	(1%)	(3%)	2%
HIBB	48%	66%	39%	22%	43%
JWN	(13%)	6%	(1%)	(1%)	(2%)
M*	(10%)	6%	9%	6%	3%
PLCE	6%	(2%)	6%	(1%)	2%
ROST	19%	21%	19%	14%	18%
TGT (EX FOOD, 80%)	37%	37%	37%	32%	36%
TJX	9%	23%	20%	14%	16%
URBN	7%	20%	15%	14%	14%
WSM	41%	42%	42%	36%	40%
Retail Peer Average	**20%**	**24%**	**20%**	**15%**	**19%**
Retail Peer Median	**17%**	**21%**	**19%**	**14%**	**16%**
KSS	**(4%)**	**1%**	**0%**	**(5%)**	**(2%)**

Source: Company SEC Filings, Bloomberg LP, and Bloomberg LP Transcripts.

Note: * M & BBBY growth vs. 19 is comparable stores growth due to significant store closures

Kohl's' market share losses are not a new phenomenon; over the past 10 years, the broader industry has grown 42% while Kohl's has fallen behind



KSS Relative Same Store Sales vs. Peers Avg. and Retail Trade Data[1] (Indexed to 100% in FY 2011)

Legend: KSS | Retail Peer Avg. | Retail Trade Data - Apparel

Source: Company SEC Filings, US Census Bureau, Bloomberg LP.
Note: All data indexed to 100% in FY 2010. Same stores sales in 2020 and 2021 are based on net sales due to the impact of the COVID-19 Pandemic. 1 Retail Trade Data is sourced directly from the US Census Bureau Clothing & Clothing Accessories Stores Monthly Retail Trade Data.

SALES HAVE DECLINED DESPITE A SIGNIFICANT OPPORTUNITY TO SEIZE MARKET SHARE

Kohl's' sales have not grown despite the multibillion-dollar market share gap left from other retailers entering bankruptcy







"[...] as you just said, the marketplace is changing. We're staying very close in making sure that we can lean into those market share opportunities and take advantage. And we do feel like we're in a strong position to capture market share."

- CEO Michelle Gass on
March 19, 2021, Q1 2021 Analyst Call

FAILED TO TAKE ADVANTAGE OF AN ~$26.4B OPPORTUNITY

Source: External Third-Party Research and Estimates.

FAILURE TO INCREASE GROSS MARGIN SINCE 2011

The Company has been targeting gross margin growth since 2014 without success

- In February 2014, Kohl's began targeting a 38% gross margin. While the Company did achieve this target in 2021 due to a lack of inventory and related markdowns, Kohl's is already taking a step backward and has reduced expectations for 2022 with guidance for gross margin contraction[1]

- Implicitly acknowledging 2021 experienced one-time benefits



Merchandise Gross Margin %

Target: 38%

FY 2011	FY 2012	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	FY 2022E
38.2%	36.3%	36.5%	36.4%	36.1%	36.1%	36.0%	36.4%	35.7%	31.1%	38.1%	37.0%

"While we will benefit from our ongoing sourcing initiatives and some pricing actions, we do not expect to fully mitigate the headwinds. As a result, **we are planning gross margin to contract by approximately 100 basis points** in 2022 relative to 2021."
- *CFO Jill Timm on March 1st, 2022, Q4 Analyst Call*

Source: SEC Filings; Bloomberg LP and Bloomberg LP 2022 Consensus Estimates.
Note: 1 Bloomberg Consensus 2022 Gross Margin Estimate is 37%

FULFILLMENT COSTS ARE UP SIGNIFICANTLY WHILE SALES HAVE DECLINED

Kohl's increased distribution center capacity significantly while sales declined and 30% migrated online. As a result, Kohl's runs a DC network that is materially under optimized and inefficient

DC & FC AREA (MILLION SQ. FT.)



DC Sq. Ft Growth 2011-2021

155%

1%

TOTAL REVENUE / TOTAL DC& FC SQ. FT. ($)



Source: Company SEC Filings; KSS 10-K Reports

Note: Sales per sq. ft before FY 2017 were as % of *Sales* whereas FY 2017 and forward were as % of *Total Revenue*

34



Gross Margin %



Gross Margin Basis Point Growth 2019-2021

238

358

OVER 50% BELOW PEERS

Source: Company SEC Filings; Bloomberg LP.
Note: Retail Peer Average/Median Includes: AEO, BBBY, BKE, BURL, CTRN, DDS, DKS, GPS, HIBB, JWN, M, PLCE, ROST, TGT, TJX, URBN, WSM.

Kohl's SG&A as a percentage of sales is projected to grow ~199 basis points to 29.4% in 2022, the Company has deleveraged SG&A since 2017 and consensus and guidance show this growth will continue

Total SG&A as a % of Revenue



What management is saying: *"I think what I would tell you, as you know, it's core to us to have a strong, cost-disciplined culture. We've been talking about operational excellence for several years. And I think you know, if you look back over time, our SG&A growth rate has been around a 1.5% CAGR because we manage it so tightly."*

– Jill Timm, CFO 8/18/2020

SG&A AS A PERCENTAGE OF REVENUE IS EXPECTED TO EXPAND +199 BASIS POINTS FROM 2017 – 2022E

Source: Company SEC Filings, Bloomberg LP, Bloomberg LP Transcripts.
Note: In 2017 Kohl's reclassified revenues and SG&A making comparisons before 2017 not meaningful. 2022 Estimates are based on Bloomberg LP 2022 Consensus Estimate and Kohl's 2022 Full Year Guidance.

DECLINING SALES AND DELEVERAGING HAVE RESULTED IN A MATERIAL DROP IN EBIT

Kohl's' EBIT has steadily declined 22% over the last decade – while management claims its "strategy is improving profitability"[1]

Further, EBIT Dollars are expected to decline $716 million or 33% by the end of 2022



2022 EBIT IS ONLY EXPECTED TO RETURN TO 2018 LEVELS, THE YEAR MS. GASS BECAME CEO

Source: Company SEC Filings, Bloomberg LP, 2022E are based on Bloomberg LP 2022 Consensus Estimates.
Note: [1] The Company's Investor Day presentation dated March 7, 2022

EBIT HAS NOT ONLY DECLINED BUT ALSO SIGNIFICANTLY TRAILED PEERS

Kohl's' EBIT decline contrasts to material growth in peers' EBIT over the last decade and since before the pandemic started

	EBIT, Adj.											Growth	Growth
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	FY 11 vs. 21A	FY 19 vs. 21A
Retail Peer Average	5%	21%	9%	0%	5%	(4%)	(2%)	(1%)	(7%)	(2%)	392%	128%	149%
Retail Peer Median	12%	17%	5%	2%	(1%)	(6%)	(2%)	(3%)	(4%)	35%	146%	119%	97%
Compensation Peer Group Average	8%	20%	6%	4%	(8%)	(7%)	4%	(2%)	(11%)	(116%)	510%	21%	130%
KSS	2,158	1,889	1,742	1,689	1,553	1,368	1,416	1,465	1,212	(300)	1,680	(22%)	39%
	3%	(12%)	(8%)	(3%)	(8%)	(12%)	4%	3%	(17%)	NM	NM		

Source: Company SEC Filings, Bloomberg LP.

Note: Retail Peer Average/Median Includes: AEO, BKE, BURL, CTRN, DDS, DKS, GPS, HIBB, JWN, M, PLCE, ROST, TGT, TJX, URBN, WSM. Compensation Peer Group Average Includes: BBBY, GPS, M, JWN, ROST, TJX. Companies whose EBIT was negative in 2020 and positive in 2021 were counted as not meaningful and remove from the average in 2021, as in KSS.

MATERIAL CAPITAL EXPENDITURES HAVE NOT BENEFITED EBT

Kohl's has spent a cumulative $7.5 billion in CapEx since 2011 and is projected to spend a total of $8.4 billion by 2022. EBT has decreased 24% since 2011 and is projected to fall by 39% through 2022



Cumulative CapEx vs. Decreasing Annual EBT ($s in millions)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022E
Cumulative Capex	$927	$1,712	$2,355	$3,037	$3,727	$4,495	$5,167	$5,745	$6,600	$6,934	$7,539	$8,390
EBT	$1,859	$1,562	$1,404	$1,350	$1,225	$1,060	$1,117	$1,208	$1,005	($584)	$1,420	$1,142

Source: Company SEC filings; Bloomberg LP, 2022E are based on Bloomberg LP 2022 Consensus Estimates.

A HISTORY OF OVERLY OPTIMISTIC PROGNOSTICATIONS THAT DON'T MATERIALIZE

*"Our ongoing focus on the key pillars of our **Greatness Agenda** and our 2 key priorities of driving traffic and operational excellence continue to deliver **strong momentum** across the business. I am confident that the strategies we have in place, along with an organization that is operating with great speed, agility and innovation, will position us for long-term sustainable growth."*

- Michelle Gass, CEO (August 21, 2018)

AS RECENTLY AS 2018, KOHL'S WAS STILL RELYING ON THE "GREATNESS AGENDA" PIONEERED BY MICHELLE GASS

SHORTLY AFTER MAKING THESE BOLD CLAIMS, KOHL'S BEGAN TO MISS THE NUMBERS

Source: Company SEC Filings, Bloomberg LP Transcripts.

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT
KSS - Q2 2018

EVENT DATE/

OVERVIEW:
KSS reported 2Q18 ne
adjusted EPS to be $5

AUGUST 21, 2018 / 1:00PM, KSS - Q2 2018 Kohls Corp Earnings Call

CORPORATE PARTICIPANTS
Bruce H. Besanko *Kohl's Corporation - CFO*
Michelle D. Gass *Kohl's Corporation - CEO & Director*

CONFERENCE CALL PARTICIPANTS
Charles P. Grom *Gordon Haskett Research Advisors - MD & Senior Analyst of Retail*
Dana Lauren Telsey *Telsey Advisory Group LLC - CEO & Chief Research Officer*
Kimberly Conroy Greenberger *Morgan Stanley, Research Division - MD*
Lorraine Corrine Maikis Hutchinson *BofA Merrill Lynch, Research Division - MD in Equity Research and Consumer Sector Head in Equity Research*
Maksim Rakhlenko *Cowen and Company, LLC, Research Division - Associate*
Mark R. Altschwager *Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst*
Matthew Robert Boss *JP Morgan Chase & Co, Research Division - MD and Senior Analyst*
Paul Lawrence Lejuez *Citigroup Inc, Research Division - MD and Senior Analyst*
Randal J. Konik *Jefferies LLC, Research Division - Equity Analyst*
Robert Scott Drbul *Guggenheim Securities, LLC, Research Division - Senior MD*

PRESENTATION
Operator
Ladies and gentlemen, thank you for standing by. Welcome to Kohl's Second Quarter 2018's Earnings Release Conference Call.

Certain statements made on this call, including projected financial results, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Kohl's intends forward-looking terminology, such as believes, expects, may, will, should, anticipates, plans or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause Kohl's actual results to differ materially from those projected in such forward-looking statements. Such risks and uncertainties include, but are not limited to, those that are described in Item 1A in Kohl's most recent annual report on Form 10-K and as may be supplemented from time to time in Kohl's other filings with the SEC, all of which are expressly incorporated herein by reference. Also, please note that replays of this recording will not be updated. So if you are listening after September (sic) [August] 21, 2018, it is possible that the information discussed is no longer current.

(Operator Instructions) As a reminder, today's conference is being recorded. I would now like to turn the conference over to our host, Michelle Gass, Chief Executive Officer of Kohl's Department Stores. Please go ahead.

Michelle D. Gass - *Kohl's Corporation - CEO & Director*
Good morning, and thank you for joining us today. With me is Bruce Besanko, our Chief Financial Officer. I am pleased to introduce the call and report that our results for the second quarter exceeded our expectations on both the top and bottom lines. Our comp sales increased 3.1% for the quarter on a shifted basis, delivering our fourth consecutive quarter of comparable sales growth. Our ongoing focus on the key pillars of our Greatness Agenda and our 2 key priorities of driving traffic and operational excellence continue to deliver strong momentum across the business. I am confident that the strategies we have in place, along with an organization that is operating with great speed, agility and innovation, will position us for long-term sustainable growth. I would like to thank the entire organization for their outstanding level of execution this quarter and their tremendous commitment to the health and success of the business.

40

STRATEGIC DÉJÀ VU – THE BOARD HAS OVERSEEN THE SAME STRATEGY SINCE 2014 WITH NO GAINS

*"Now let me go into more detail around our key initiatives to drive top line growth beginning with product. As I referenced earlier, our vision is to be the **most trusted retailer of choice for the active and casual lifestyle**."*

- Michelle Gass, CEO (November 17, 2020)

*"...bolder pivot to be more relevant and repositioning the company from a department store to a **focused lifestyle concept**. All focus on how people are living today and tomorrow more actively and casually. ... I'm really excited about where this company is going, and we have a compelling vision to be the **most trusted retailer of choice for the active and casual lifestyle**."*

- Michelle Gass, CEO (March 7, 2022)

2014


Kohl's as a destination for the Active and Wellness lifestyle
We will be the one-stop Active and Wellness destination for families
Lead in the Active category and become a destination for the Wellness lifestyle
1 Lead in Active
2 Build outdoor recreation
3 Expand Wellness

2020


Drive Top Line Growth
Destination for Active & Casual Lifestyle
Expand Active and Outdoor
Reignite growth in Women's
Build a sizable Beauty business
Drive category productivity and inventory turn
Leading with Loyalty & Value
Differentiated Omni-channel
Kohl's Outlines New Strategic Vision with Heightened Focus on Active and Casual Lifestyle
We are uniquely positioned to be the retailer of choice for the active and casual lifestyle
For the entire family
Accessible and aspirational brand portfolio
Omni-channel ease
Positioned for growth

2022


Our Strategy
The most trusted retailer of choice for the Active and Casual lifestyle
Drive Top Line Growth
Being the Active & Casual destination fills a unique need for how people live today ...
Our mission is to be the active lifestyle authority for every family
Expand Active Leadership
Elevate Athleisure
Grow Outdoor
More productive and faster turning than company average

Source: Company SEC Filings, Bloomberg LP Transcripts.

WHY WILL THE FOCUS ON ACTIVE WEAR WORK THIS TIME?

Despite identifying Active as a potential sales driver **over eight years ago**, total sales have remained stagnant as the category has not made a significant enough contribution to generate overall topline growth

Active is a tactical trend, not a strategy. Kohl's has stores over 70,000 sq ft. that, in our view, need to cater to all parts of customers' lives. **This is particularly evident as the effects of the pandemic dissipate and customers increasingly want to dress up and return to work wear**

> *"**Kohl's is uniquely positioned to be the retailer of choice for the active and casual lifestyle** for the entire family with our accessible and aspirational brand portfolio, seamless omnichannel experience, and industry-leading loyalty program. We are leaning into categories where we have demonstrated momentum and will drive more growth opportunities into the future. The recent environment has accelerated our path forward and presented a unique opportunity to capture market share from retail industry disruption."*
>
> *- Michelle Gass, CEO*
> *October 20, 2020*



WWD

London Landing

Dining At Hermès

Thebe's Turn

MENTALITIES

Men's Sales Soar on Return to Office, Life

From the U.S. to Europe, men are refreshing and rebalancing their wardrobes, as the pandemic loosens its grip.

FALL'S TOP 10

After pinballing between the U.S. and Europe over the last two months, the fall women's shows are (almost) finally over. So what collections were the standouts of the season? WWD picks the winners from the runways of New York, London, Milan and Paris – as well as the top five presentations in those cities and beyond. For more, see pages 8 to 10.

Source: Company SEC Filings, Bloomberg LP Transcripts, WWD.

MANAGEMENT HAS HISTORICALLY OVERPROMISED

In March 2019, management touted the Company's path to improving sales growth, only to turn around two-and-a-half months later and report the worst same-store sales results in the last 11 quarters

MARCH 5, 2019

*"Our strong performance reflects the compelling product offering, great marketing strategy and consistent execution in stores and online...We are working from a position of strength, and as we look ahead, **we are guiding to another year of positive sales growth and improved profitability**. We will continue to work with speed and agility while also remaining disciplined and thoughtful in our efforts to drive stakeholder value."*

- Michelle Gass, CEO (March 5, 2019)

MAY 21, 2019

*"The first quarter featured a lot of volatility, with February being particularly tough. And while March and April trends did improve, they were below our expectation. This is reflected in our **Q1 comparable sales decline of 3.4%.** While we are disappointed in our sales performance, the team was agile and reacted appropriately by managing expenses while continuing to invest in future growth. It's a highly competitive market, and we've seen more aggressive pricing and promotion in categories like Home. Looking ahead, we plan to be more aggressive in driving top-line sales to regain our momentum and grow market share."*

– Michelle Gass, CEO (May 21, 2019)

MISSING PROJECTIONS WITHIN SUCH A SHORT PERIOD OF TIME LEADS INVESTORS TO WONDER IF MANAGEMENT HAS A GRASP ON THE BUSINESS

Source: Company SEC Filings, Bloomberg LP Transcripts.

MANAGEMENT HAS HISTORICALLY OVERPROMISED (CONT.)

Kohl's could not get back to its 2019 numbers despite management's continued claim of how well the Company was positioned for topline growth

After these optimistic proclamations, Kohl's experienced one of the worst sales performances compared to its retail peers and failed to achieve sales figures above 2019 levels

> *"But I also feel confident that everything we've outlined today should help us continue to grow the top line beyond 2019, and that will provide a much more efficient model."*
>
> - Jill Timm, CFO (March 9, 2021)

> *"We continue to believe we are set up for a multi-year improvement in sales."*
>
> - Michelle Gass, CEO (May 20, 2021)

Source: Company SEC Filings, Bloomberg LP Transcripts.

COMPARISON OF FINANCIAL GOALS FROM EACH "NEW" STRATEGIC PLAN

Goals of 2014 "Greatness Agenda"	Goals of 2020 Plan	Goals of 2022 Plan
• Sales $21 Billion • Operating Margin 9% • Operating Profit $1.9 Billion	• Sales "Unknown" • Operating Margin 7-8% • Operating Profit "Unknown"	• Low-Single-Digit Sales Growth • Operating Margin 7-8% • Operating Profit $1,494[1] • EPS Growth Mid-to-High Single Digits[2]

THE 2022 PLAN HAS EBIT DOLLARS 11% BELOW 2021 ACTUAL AND 23% BELOW KOHL'S' "GREATNESS AGENDA" TARGET

Source: Company SEC Filings, Bloomberg LP Transcripts.
Note: 1: Operating profit is estimated based on the midpoint of Kohl's forecasted operating margin target, multiplied by their consensus 2022 revenue, which is based on their sales guidance of low single digit growth." Based on the mid-point of their EPS guidance
Note: 2: EPS Growth is based on 2022 Actuals and not 2021

WE BELIEVE THAT KOHL'S' PLAN, IN THE ABSENCE OF SHARE REPURCHASES, WILL RESULT IN DECLINING EARNINGS


Kohl's 3-YR Plan Without Additional Share Repurchases
$7.35
$0.19
$0.19
$0.94
-$1.27
-$0.02
-$0.21
-$0.07
$7.10
FY 2021 Adjusted EPS
Incremental Sales
Incremental Credit Revenue
Accretion Prior Share Repurchases
Gross Margin Deleverage
SG&A Deleverage (Incl. D&A)
Interest Impact
Tax Delta
FY 2024 Adjusted EPS

- During its 2022 Analyst Day, Kohl's outlined its long-term financial plan, which includes low-single digital sales growth driven by $2.5bn in capital expenditures.
- However, Kohl's' plan includes both gross margin and interest deleverage
- As such, the Company's plan implies EBIT down 11% at the midpoint
- Net-net, excluding the $1 billion of expected share repurchases in 2022, the midpoint of EPS would be down 3% vs. 2021 actuals

KOHL'S' PLAN IS FOR MODEST SALES GROWTH AND A 11% DECLINE IN EBIT FROM 2011 – IF YOU REMOVE SHARE REPURCHASES, THE PLAN ACTUALLY CALLS FOR EARNINGS TO DECLINE 3%

Source: SEC Filings, Macellum estimates.
Notes: 1. Macellum model used Kohl's EPS algorithm and line-item commentary to estimate individual line items that make up the bridge.

KOHL'S DOES NOT APPEAR TO INCREASE OPERATING INCOME


Kohl's 3-YR Plan With Additional Share Repurchases
$7.35
$0.19
$0.19
$0.94
-$1.27
-$0.02
-$0.21
-$0.07
$1.12
$8.22
FY 2021 Adjusted EPS
Incremental Sales
Incremental Credit Revenue
Accretion Prior Share Repurchases
Gross Deleverage
SG&A Leverage (Incl. D&A)
Interest Impact
Tax Delta
Share Repurchase Impact
FY 2024 Adjusted EPS

- Kohl's 3-YR plan implies roughly $8.22 in EPS at the midpoint in 2024
- Even with ~$1.12 in earnings growth from share repurchases, 12% earnings growth over three years is a disappointing outcome for shareholders

KOHL'S' PLAN CALLS FOR OVER 100% OF EPS GROWTH TO BE DRIVEN BY SHARE REPURCHASES

Source: SEC Filings, Macellum estimates.
Notes: 1. Macellum model used Kohl's EPS algorithm and line-item commentary to estimate individual line items that make up the bridge. Additionally, Macellum assumes $1 billion of share repurchases that the Company guided to.

KOHL'S PLANS TO SPEND $2.5 BILLION+ ON CAPEX THROUGH 2024 WHILE CONSENSUS (19%) AND GUIDED EBIT (11%) ARE EXPECTED TO DECREASE

Kohl's plans to spend ~$2.5 billion on cumulative CapEx through the end of 2024 and guidance has resulted in EBIT estimates decreasing 19%, or $320 million, over the same period



Estimated Cumulative CapEx vs. Annual EBIT ($s in millions)

Source: Company SEC Filings, Bloomberg. Estimates are combination of Kohl's Long-term CapEx Guidance and Bloomberg LP 2024 Consensuses Estimates for EBIT.

INVESTORS CANNOT HOPE THAT KOHL'S' CURRENT 3-YEAR PLAN IS CONSERATIVE

Prior to the unpredictable tailwinds of the economy reopening that enabled all retail peers to exceed their initial guidance, Kohl's was unable to accurately plan the business and guide investors

- FY 2020 guidance, given before the start of COVID, was 26% below initial FY 2019 guidance and 21% below FY 2018 actuals



EPS Guidance

Source: Company SEC Filings, Company Transcripts, Bloomberg LP.

WE BELIEVE DECLINING PERFORMANCE & LACK OF CREDIBILITY HAVE RESULTED IN INDUSTRY-LOW VALUATION

Under the current Board, Kohl's' valuation has contracted meaningfully versus relevant peers – now delivering one of the worst valuations in retail – which we believe is due to a lack of market confidence in its execution and governance

EV / CY 2022 EBITDA (Based on Consensus EBITDA Estimates)


12.4x
11.9x
10.8x
9.0x
8.0x
5.7x
5.2x
4.6x
4.6x
4.3x
4.3x
4.1x
4.0x
4.0x
3.7x
3.5x
3.4x
2.9x
BURL
TJX
ROST
TGT
DDS
WSM
CTRN
PLCE
DKS
URBN
GPS
JWN
BKE
AEO
M
HIBB
BBBY
KSS

Source: Company SEC Filings, Bloomberg LP – Data as of 1/14/2021
Note: EV excludes operating leases

SINCE OUR CAMPAIGN LAST YEAR, KOHL'S' VALUATION HAS CONTRACTED

Not only is the Company's valuation the lowest among its peers, but Kohl's valuation has also deteriorated meaningfully over the last year as investors appear to be losing confidence in the future

	Valuation 12/31/2020 EV/EBITDA		Valuation Current EV/EBITDA		% Change 12/31/2020 vs. Current EV/EBITDA	
	FY1 Est.[1]	FY2 Est.[2]	FY1 Est.[1]	FY2 Est.[2]	FY1 Est.[1]	FY2 Est.[2]
Retail Peer Average	6.3	6.2	6.5	6.3	33%	25%
Retail Peer Median	4.5	4.8	4.8	4.9	10%	4%
Compensation Peer Group Average	7.4	6.9	7.9	6.8	62%	31%
KSS	4.2	4.4	2.7	2.9	(37%)	(34%)

Source: Company SEC Filings, Bloomberg LP; [As of 01/14/2022]. Retail Peer Average/Median Includes: AEO, BBBY, BKE, BURL, CTRN, DDS, DKS, GPS, HIBB, JWN, M, PLCE, ROST, TGT, TJX, URBN, WSM. Compensation Peer Group Average Includes: BBBY, GPS, M, JWN, ROST, TJX. Removed companies with negative earnings.

Note: 1: FY1 Refers to the current 1-year forecast, as of 01/14/2022 2: FY2 Refers to the current 2-year forecast, as of 01/14/2022. Current Valuation was as of 01/14/2022.

INSTITUTIONAL SUPPORT FOR KOHL'S IS WANING

The Board believes there is meaningful institutional support for management, but we do not see it – analysts are more skeptical now than when we entered into a settlement agreement with Kohl's in April 2021



BANK OF AMERICA

BofA placed an "underperform" rating on the stock, down from "buy." The price target for the stock was reduced to $48 from $75.

Sept. 30, 2021



J.P.Morgan

JPMorgan lowered Kohl's' price target to $55 from $73 and maintained a "neutral" rating.

"We lower our Dec '22 [...] given Off Price & Discount retailers' market share acceleration within apparel & footwear, which has created an increasingly more competitive backdrop for KSS."

Jan. 4, 2022



UBS

UBS downgraded to "sell" from "neutral" and slashed its price target to Street-low $38 on "challenging" outlook for the stock in 2022 on inflationary pressures."

"They now see Kohl's growth outlook among weakest in softlines sector, with new FY22 EPS estimate 41% below consensus."

Jan. 7, 2022

IN JUNE 2020, 6% OF ANALYSTS HAD A 'SELL' RATING ON THE COMPANY. TODAY, 18% OF ANALYSTS ARE SUGGESTING INVESTORS SHOULD 'SELL' THE STOCK.

Source: Bloomberg LP, Bloomberg LP Transcripts.

KOHL'S' POOR PERFORMANCE IS EVIDENT IN THE FINANCIAL METRICS.

THE FOLLOWING SECTION ILLUMINATES THE PROBLEMS FROM THE CUSTOMER'S LIKELY PERSPECTIVE THAT LED TO DECLINING SALES, MARKET SHARE LOSS AND MARGIN COMPRESSION.

IN CONJUNCTION WITH THIS SECTION, PLEASE VIEW OUR VIDEO.

53

LOW EMPLOYEE ENGAGEMENT LIKELY LEADS TO A CULTURE OF DISENFRANCHISEMENT

Kohl's ranks in the bottom 40% of companies in terms of its employee net promoter score, which we believe is due to a lack of strong leadership

Lack of Communication

"Leaders do a poor job of telling us how things are going and what we need to do to win."

Loss of Talent

"We've lost a lot of good talent, some left by their own choice and some were forced out."


Kohl's eNPS
Bottom 40%
Recommend to a Friend?
-13
Kohl's employees are -13% more likely to recommend Kohl's as a great place to work
32%
Promoters
23%
Passives
45%
Detractors

Silo Departments

"Merchants are not in the loop of what product design is working on , and vice versa."

Little Clarity

"We never seem to really know who our customer is. "

Lack of Career Growth Opportunities

"I wanted to grow my career, but the direction was confusing, and no one was able to help me."

Sources: comparably.com, on-line and in person interviews of current and former employees.

54

POOR CUSTOMER EXPERIENCE LEADS TO MISSED SALES

Recent customer feedback highlights customers' frustration with limited product assortment, confusing promotional discounts, poor service and an inaccessible website

- Kohl's scores in a range of 1-2, with 5 being the best, on many independent feedback forums



- Kohl's lags best-in-class retailers and ranks near the bottom when measuring customer feedback sentiment.

'22 YTD Net Promotor Scores



Source: Customer Guru independent NPS scoring.



Sources: Trustpilot, on-line and in person interviews of customers

POOR STORE STANDARDS & PRESENTATION

Kohl's' stores struggle with details such as maintenance, size organization and product placement in many departments






SLOW INVENTORY TURN AND POOR PLANNING AND ALLOCATION HAVE LED TO OVERBUYING, WHICH CAUSES A POOR IN-STORE EXPERIENCE, EXCESSIVE CLEARANCE AND GROSS MARGIN PRESSURE

Source: Macellum's Analysis of Kohl's Stores Throughout Florida, New Jersey & New York, from the Weeks of March 21st, 2022, through April 10th, 2022

56

PROMOTIONS LIKELY FRUSTRATE AND CONFUSE SHOPPERS



Save 35% today* when you open a Kohl's Card!
40% Off

Everyone earns $10 Kohl's Cash for every $50 spent.
A little more for your wallet.
2/18.00

SALE
5% Off
Nike
Club Fleece Zip-up Hoodies

friends&family 20
10-50% Off
Women's History Month
Clothing for the Family

friends&family 20
40% Off

Save 35% today* when you open a Kohl's Card!
10-30% Off

Save 35% today* when you open a Kohl's Card!
40% Off

40% off
40% Off
Lands' End
Women's Plus Apparel

Everyone earns $10 Kohl's Cash for every $50 spent.
A little more for your wallet.
10% Off
Nike
Sports Bras

"We're simplifying our pricing and promotional strategies and this is really resonating with our customers. We showed more simplified offers to new customers to reduce complexity." – Jill Timm on March 7, 2022

Everyone earns $10 Kohl's Cash for every $50 spent.
A little more for your wallet.
KOHL'S

BUY 1 GET 1 1/2 OFF
Buy One
Get One 1/2 Off
When You Buy One At Orig. Price
Spring Headwear
For Infant Or Toddler

Save 35% today* when you open a Kohl's Card!
10% Off
LC Lauren Conrad
Lace Collection

25-30% Off
Women's History Month
Accessories for the family

Everyone earns $10 Kohl's Cash for every $50 spent.
A little more for your wallet.
NFL Merchandise for the Family
5.00 - 130.00 Reg.

Save 35% today* when you open a Kohl's Card!
KOHL'S

Save 35% today* when you open a Kohl's Card!
2/20.00
Licensed Character
Short Sleeve Graphic Tees

friends&family 20
11.99
Tek Gear
DryTek Shorts or Tees

Source: Macellum's Analysis of Kohl's Stores Throughout Florida, New Jersey & New York, from the Weeks of March 21st, 2022, through April 10th, 2022.

PROMOTIONS LIKELY FRUSTRATE AND CONFUSE SHOPPERS (CONT.)

Customers seem to struggle to understand what they are actually paying for and whether they are getting a real deal

- x Store-wide coupons, discounts and "Kohl's Cash" deals are confusing and often overlap
- x Often the customer receives an additional discount at the register, after they've decided to purchase
- x Also, a "Kohl's Cash" discount can be applied if a customer has a credit from a previous transaction
- x There are often a long list of exclusions for many of the national brands

Brands Excluded Include: Calvin Klein, Columbia, Eddie Bauer, Tommy Hilfiger, Levi's, Draper James

20% COUPON IS VALID ON PURCHASES 03/21-03/22, 2022 ONLINE ONLY WITH ANY TENDER TYPE. Enter code at Kohls.com to receive discount. Limit one coupon per customer. **DOLLAR-OFF COUPONS, INCLUDING KOHL'S CASH® COUPONS, KOHL'S REWARDS® AND PROMOTIONAL GIFTS, WILL BE APPLIED PRIOR TO PERCENT-OFF TOTAL PURCHASE COUPONS.** Coupon cannot be used in conjunction with other percent-off coupons, including age-specific discounts. Coupon also not valid on price adjustments on prior purchases; payment on a Kohl's Card account; taxes, shipping and/or handling fees. Reproductions or duplicates not accepted. Coupon is nontransferable. See associate for details. Coupon not valid on the following categories and brands of merchandise: Gift Cards; Kohl's Cares® cause merchandise or other charitable items; select online-exclusives; premium athletic; beauty and fragrance (including Sephora at Kohl's purchases); consumables; select electrics; premium electronics; emerging brands; premium footwear; mattresses; select personal care; select novelty gifts; sporting goods; sports team merchandise; premium sunglasses; toys; Calvin Klein; Columbia; Crocs; DRAPER JAMES RSVP; Eddie Bauer; The Honest Company; select KitchenAid; Koolaburra by UGG; Lands' End; Lee; Levi's; Lovepop; Scentworx; S'well; Tommy Hilfiger; TOMS; and Wrangler. LOOK FOR SIGNS IN STORE OR FIND A COMPLETE LIST OF EXCLUSIONS AT KOHLS.COM/EXCLUSIONS.

<u>Store-Wide Discounts</u>


Kohl's Card Exclusive Take an extra 30% 20% or 15% off when you use a Kohl's Card.
Take an extra 15% off in store & online. Promo Code: SHOP15
Earn $10 Kohl's Cash
Save 35% today* when you open a Kohl's Card!
Get Started

<u>In-Store Item Discounts + Store-Wide Discounts</u>


BUY 1 GET 1 1/2 OFF
Buy One Get One 1/2 Off When You Buy One At Reg. Price
27.99

<u>"Kohl's Cash" Discounts + Item + Store-Wide Discounts</u>


A little more for your wallet.
KOHL'S cash
SPRING INTO SAVINGS
WITH AMAZING DEALS!
Download the Kohl's App today!
Save 35% today* when you open a Kohl's Card!

LOOK FOR SIGNS IN STORE OR FIND A COMPLETE LIST OF EXCLUSIONS AT KOHLS.COM

Source: Macellum's Analysis of Kohl's Stores Throughout Florida, New Jersey & New York, from the Weeks of March 21st, 2022, through April 10th, 2022.

INEFFECTIVE MARKETING & ADVERTISING

With more than $850 million in advertising expenses, we believe Kohl's should be producing better search results for its core products, which it has in abundance

Top ads for "jeans" Google search

Google
jeans
All Shopping Images Maps News More Tools
About 3,170,000,000 results (0.87 seconds)
Ad · https://www.pacsun.com/
Deals On Jeans & Pants - Shop the Hottest Spring Trends
Spring '22 Collection Just Dropped Including Swim, Graphics, And Shorts. Shop The Latest Men's And Women's Collections On The Official PacSun Site. Download Mobile App.
Women's Denim
Shop Women's Denim In A Variety Of Fits, Colors, & Washes At PacSun.
Sitewide 40% Off Sale
Plus Get an Extra 10% Off Clearance On Spring Styles for a Limited Time
Ad · https://www.gap.com/
Gap® Jeans - Find New Favorite Jeans
Shop Our Reinvented Silhouettes & Easy, Spring Styles, Like Jeans. Discover What's New...
Ad · https://www.gapfactory.com/
Gap Factory® Jeans - Shop Spring Styles Now
Explore Our New Spring Favorite Jeans. There's Something For Everyone! Shop Now.
Ad · https://www.forever21.com/
Forever 21® Official Site - Spring Savings & Deals - forever21.com
Shop Forever 21® For Fashionable Dresses, Tops, Jackets, Jeans, Sweaters And More. Start...
Ads · Shop jeans
The Perfect Jean | Men's...
$79.99
The Perfect ...
(1k+)
Men's BeanFlex...
$69.95
L.L.Bean
Free shipping
SALE
PRICE DROP
AE Ripped Mom Jean...
$24.99 $50
American Ea...
(4k+)
Banana Republic...
$25.97
Was $36
Banana Rep...
https://www.amazon.com › Womens-Jeans
Women's Jeans - Clothing - Amazon.com
Results 1 - 12 of 10000+ — Shop for JEANS at Amazon.com. Eligible for free shipping and free returns.
https://www.levi.com › en_US
Jeans, Denim Jackets & Clothing | Levi's® Official Site
The official Levi's® US website has the best selection of Levi's® jeans, jackets, and clothing for men, women, and kids. Shop the entire collection today.
https://www.levi.com › Clothing › Women
Women's Jeans - Shop All Mom, Ripped, Bootcut, Skinny ...
Levi's® first designed women's jeans in 1938, and they are getting better with time. Shop all womens jean styles like mom jeans, ripped, bootcut and skinny.

https://www.nordstrom.com › Women › Clothing
Women's Jeans & Denim | Nordstrom
Rolled Denim Boyfriend ... Wit & Wisdom Ab-Soluti... 501® Original Cutoff De... 501® Original Cutoff Sh...
Makai Ripped Cutoff De... Good Legs Skinny Jean... Straight Leg Raw Hem J... Ab-Solution High Waist ...
Wide Leg Jeans Good Straight Raw Hem... Girlfriend Jeans (Nordst... Distressed Tapered Bag...
https://www.asos.com › women › jeans › cat
Women's Jeans | Boyfriend, Ripped & Skinny Jeans | ASOS
Discover women's jeans at ASOS. Shop our wide range of jeans from boyfriend, mom to skinny & ripped jeans. Choose from brands like Levi's, Diesel & G-Star.
Jeans · Black Jeans · White Jeans · Wide Leg Jeans
https://nymag.com › strategist › article › best-jeans-for-wo...
The 15 Very Best Jeans for Women - New York Magazine
Mar 11, 2022 — We talked to stylish women to find the best jeans for women in all styles and sizes: petite, plus size, cropped, straight leg, and skinny, ...
https://www.nordstrom.com › womens-jeans-fit-guide
Women's Jean Fit Guide | Nordstrom
Find the best jeans for your body shape with our jeans fit guide! Learn about the different types of jeans, what lengths are right for you, and much more.
https://www.forbes.com › sites › 2022/03/28 › best-jean...
Best Jeans For Women 2022 - Forbes
2 days ago — Whether you're looking for classic skinny jeans or denim for curvy body types, we've done the heavy lifting for you.
https://www.ae.com › Women › Bottoms
Women's Jeans: Mom, '90s, Jegging, Flare & More - American ...
Shop American Eagle for Women's Jeans that look as good as they feel. Find Mom jeans, Flare, Boyfriend

Source: Incognito Google Search on Week of April 4th, 2022.

DESPITE SEPHORA BEING ONE OF KOHL'S' MOST IMPORTANT INITIATIVES, THE COMPANY FAILS TO SUPPORT IT WITH MARKETING – JCPENNEY IS LISTED BEFORE KOHL'S!

sephora
All Maps Shopping News Images More Tools
Page 2 of about 108,000,000 results (0.93 seconds)
Ads · Shop sephora
SALE
Pick up today
OUAI Melrose Place Candl…
$22.00 $44
Sephora
(65)
Armani Beauty Fluid Sheer…
$38.00
Sephora
$34.20 at…
Summer Fridays…
$55.00
Sephora
(190)
Augustinus Bader The…
$215.00
Sephora
(130)
Charlotte Tilbury…
$44.00
Sephora
(6k+)
Ad · https://www.sephora.com/
SEPHORA® Rouge Spring Savings - Rouge Members Get 20% Off
Save 20% On Your Order During The Spring Savings Event! Sign In To Unlock Your Code. Shop Beauty's Most Exclusive Brands. Discover The Latest Today. Makeup, Skincare & More.
New York · 20 locations nearby
Ad · https://www.uncommonjames.com/
Skincare by Kristin Cavallari - Uncommon Beauty
The five products that should form the foundation for any effective daily skincare routine
https://twitter.com › sephora
Sephora - Twitter
Indulge in notes of cherry blossom, rosewood, and bergamot—the perfect scent for spring Only at Sephora. Starting 4/7, you can pick it up in store or ...
https://www.pinterest.com › sephora
Sephora (sephora) | Official Pinterest account
Save space on your device. Sign up. User Avatar. Sephora. sephora.com·@sephora·. Let's Beauty Together. 963.6k followers. ·. 8 following. Follow.
https://www.jcpenney.com › sephora
SEPHORA Beauty - JCPenney
Discover top beauty brands at SEPHORA Inside JCPenney & online at JCPenney.com. Free shipping available!
https://www.lvmh.com › houses › sephora
Sephora, cosmetics, fragrances - Selective Retailing - LVMH
Identity. Sephora's stores offer passionate beauty fans across the world a privileged freedom to touch and test products since 1969. The House provides a ...
https://apps.apple.com › app › sephora-buy-makeup-ski...
Sephora: Buy Makeup & Skincare 4+ - App Store
It is the best community of beauty product lovers simply because of the volume of prestige and new brands. If you are a makeup minimalist or only like skincare ...
Location: This app may use your location eve… Compatibility: iPhone Requires iOS 13.0 or …
Rating: 4.9 · 419,881 reviews · Free · iOS
https://sephoraaccelerate.com
Sephora Accelerate
Brand Incubation Focused on Founders of Color ... For the past five years, Sephora Accelerate has been dedicated to building a community of innovative, ...
https://www.timessquarenyc.org › locations › sephora
Sephora | Times Square NYC
Sephora. 1535 Broadway New York, NY 10036. (212) 944-6789. Get Directions. Retail chain with a selection of upmarket makeup, perfumes, beauty & skincare ...
https://play.google.com › store › apps › details › id=co...
Sephora: Buy Makeup & Skincare - Apps on Google Play
Makeup, skincare and beauty products lead to rewards and Beauty Insider Cash when you shop with Sephora! Discover the best cosmetics, makeup and skincare ...
Rating: 4.8 · 74,892 votes · Free · Android
https://www.theshopsatcolumbuscircle.com › shopping
Sephora Beauty Products | The Shops at Columbus Circle
With over 200 beauty brands available, Sephora offers the largest selection of skin care, makeup, and fragrance products to help you look and feel your ...
https://d.comenity.net › sephoracard
Sephora Credit Card - Home - Comenity
Current cardholders sign in to your account or use EasyPay in navigation to quickly pay your bill. Sign In. Sephora Credit Card. More Details Reward ...
Related searches
Popular makeup
Sephora
Fenty Beauty
NARS Cosmetics
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See more
Beauty websites
Makeup websites with free shipping
What are the most popular makeup products
Feedback
sephora near me
sephora türkiye
sephora us
sephora customer service
sephora sale
sephora promo code
sephora gift card
sephora hours
Gooooooooooogle
Previous 1 2 3 4 5 6 7 8 9 10 Next
Lower Manhattan, New York, NY - Based on your places (Home) - Update location
Help Send feedback Privacy Terms

Source: Incognito Google Search on Week of April 4th, 2022.

DESPITE ATTEMPTING TO COURT YOUNGER AUDIENCES, KOHL'S TRAILS PEERS IN SOCIAL MEDIA ENGAGEMENT

Kohl's emphasized its marketing efforts to reach younger customers, but currently has half the Instagram followers of Nordstrom and 30% fewer followers than Macy's







kohls
1.5M Followers
309 Following
Kohl's
Shop style inspiration and share your #KohlsFinds @Kohls.
See our Social Community Guidelines: kohls.co/guidelines
like2buy.curalate.com/kohls
Followed by dawnmariecb and sherbear1117
View shop
Follow
Message
Email
Gifting
Active
Simply Vera
Better Toge...
#ootd
1.5M
Followers
nordstrom
6,722 Posts
3.4M Followers
991 Following
Nordstrom
Serving customers since 1901.
Comment with kindness
@NordstromBeauty
@NordstromCanada... more
likeshop.me/nordstrom
Followed by iliabeauty, marielle815 and 11 others
View shop
Follow
Message
Call
BRANDS
FOLLOW F...
HOME
DESIGNER
STYLING S...
3.4M
Followers
macys
1,603 Posts
2.1M Followers
25 Following
Macy's
bit.ly/3EOASnP
Followed by alligouveia, herbivorebotanicals and 1 other
View shop
Follow
Message
Call
#MACYSST...
OWN YOUR...
MACY'S LIVE
LOYALTY
BEAUTY
2.1M
Followers

Source: Instagram as of March 29th, 2022.

CONFUSING ONLINE SHOPPING EXPERIENCE FRUSTRATES CUSTOMERS

Site navigation to find and locate product is difficult, discounts are confusing and shipping is slow and inaccurate, all of which leads to an unhappy customer

Poor Site Navigation & Shipping Struggles

- Items claim to be on sale, but are not discounted upon check out
- Pick up in store is free – if you are willing to drive 40 miles
- Four-day delivery is $30 as compared to two-day free on Amazon Prime

Confusing and frustrating promotions: Many items do not qualify for sitewide promotional discounts





6:43
Continue shopping
KOHL'S
Apply coupons
Women's DRAPER JAMES RSVP™ Bow Strap Midi Dress
Sale
$58.50
Size: MEDIUM
Color: Cherry Gingham
Save for Later
Tue Mar 22 - Fri Mar 25
Estimated delivery to 33101
Change how you get it
Shipping and pickup options
Offers for your cart
CHECKOUT $71.50
kohls.com

6:44
Return to Cart
Qty: 1
Today
Pickup at MIAMI INTERNATIONAL
MIAMI INTERNATIONAL, FL
Tue Mar 22 - Fri Mar 25
Estimated delivery to 33101
Ship it faster
Mon Mar 21
Estimated delivery to 33101
$14.95 - $29.95
Tue Mar 22
Estimated delivery to 33101
$9.95 - $19.95
kohls.com

Customer Frustration

- Hard to navigate, slow and unpredictable delivery experience translates to frustrated customers.



Jan 18, 2022

This is the worst website I have ever...

This is the worst website I have ever tried to navigate. I get locked out constantly and end up waiting on hold for someone to fix my issues. It is nearly impossible to get a person on the phone. I will be closing my account after nearly 20 years.



Jan 14, 2022

Worst online ordering experience EVER



Updated Feb 14, 2022

Hire a web designer

Itt is a clustered disaster mess! The catalogs are extremely difficult to navigate



Feb 24, 2022

I ordered shoes it showed to take a...

I ordered shoes it showed to take a week so I was waiting patiently and then half way through the week they cancels on me very dissatisfied disappointed and very unprofessional

Source: Kohl's.com & Google Reviews Week of April 4th, 2022.

62

SPLIT SHIPMENTS CONTINUE TO DRAG GROSS MARGINS LOWER

Many years after identifying the split shipment problem, Kohl's has still not fixed it

- For example, an order of **eight SKUs** led to two shipments, including **very similar Men's Socks**, is packed and shipped from **two different locations across the country and by two separate shipping companies**



Profit Per Transaction		
	Current Process	**Without Split-Shipments**
Order Total	$80.00	$80.00
Customer charge for shipping	free	free
Product cost (~50%)	-$40.00	-$40.00
Kohl's Shipping costs		
2. From CA to NY	-$15.57	-
1. From OH to NY	-$13.66	-$13.66
Total Shipping	-$29.23	-$13.66
Gross Margin	**$10.77**	**$26.34**
Gross Margin %	**13%**	**33%**

140% MORE PROFITABLE

Source: Company Websites, Shipping confirmation received on 03/24/2022
Note: Product pictures are close to those of original items purchased if they are not available online anymore

PROBLEMS IN PLANNING AND ALLOCATION OFTEN LEAD TO SIGNIFICANT MARKDOWNS AND GROSS MARGIN PRESSURE

These pictures, recently taken, do not suggest Kohl's lacked inventory needed to drive sales in Q4

Put simply, Kohl's has plenty of inventory

However, it appear to _lack the inventory the typical customer wants..._

"We experienced significant additional inventory receipt delays and were unable to fulfill all of the customer demand during this critical holiday time. [...] This gives us confidence that as we improve our inventory position in 2022, we will be able to better capture customer demand and drive sales growth."

– Michelle Gass, CEO 3/01/2022, Q4 Analyst Call



Source: Company SEC Filings, Company Transcripts, Bloomberg LP.
Source: Macellum's Analysis of Kohl's Stores Throughout Florida, New Jersey & New York, from the Weeks of March 21st, 2022, through April 10th, 2022.

PROBLEMS IN PLANNING AND ALLOCATION CAN LEAD TO MISSED SALES OPPORTUNITIES

Lack of rigorous and analytical planning leads to out-of-stock issues in everyday basic items



Women's Sonoma Jeans is one of Kohl's top items

SONOMA
GOODS FOR LIFE
99

NOMA
SONOMA
Curvy Skinny
18R
8R
6S

Out of Stock in sizes 10,12,14 &16 represents ~80% of the sales potential for this Women's jean

Industry best practices are detailed key item planning by store location with back-up inventory in the distribution center to replenish

Women's tanks and Cami's is a top selling spring item.

S
XL
S
XL
XXL
2X
XL
XL
XL

Out of Stock in sizes Medium and Large represents ~70% of the sales potential for this Women's tank top

Source: Macellum's Analysis of Kohl's Stores Throughout Florida, New Jersey & New York, from the Weeks of March 21st, 2022, through April 10th, 2022.

$8 BILLION IN REAL ESTATE SITS IDLE ON BALANCE SHEET

The Board could have a significant opportunity to monetize the Company's real estate assets and make meaningfully accretive repurchases

Not only does Kohl's trade at the lowest valuation among its peers on EBITDA, shareholders receive no value for the owned real estate

	Square Footage	Price Per Square Foot	Purchase Price	Purchase Price
Corporate HQ & Office	1,183,747	$280-$325	$331,449,160	$384,717,775
Distribution Centers	4,205,000	$80-$100	$336,400,000	$420,500,000
Fulfillment Centers	7,435,000	$80-$125	$594,800.000	$929,375,000
Retail Portfolio	29,039,000	$160-$220	$4,646,240,000	$6,388,580,000
TOTAL	**41,862,747**	**$141-$194**	**$5,908,889,160**	**$8,123,172,775**

Source: SEC Filings; KSS 10-K Reports, Macellum Estimates on Price Per Square Foot based on Industry Experts

WITHOUT A MEANINGFUL INCREASE IN THE SALES LIFT, SEPHORA COULD PROVE TO HAVE A NEGATIVE EBIT IMPACT

While Sephora is likely to drive traffic and is demonstrating a mid-single-digit lift to sales, we are concerned about its ultimate accretion to the bottom line

- By our calculations, Kohl's is spending just shy of $1 million to remodel a store with a Sephora shop ($200 million of incremental capital expenditures over the 11-year, average capital expenditures baseline of $650 million for 200 additional Sephora stores)
- Assuming a mid-single-digit lift to sales, a 50% merchandise margin (above the corporate average) and 50% profit split with Sephora, as the Company disclosed, the gross margin benefit for an average $16 million Kohl's stores is $200,000. Given the added payroll from Kohl's staffing the shop with "highly trained Sephora associates," Kohl's is likely just breaking even on an EBITDA basis
- Depreciating the almost $1 million capital expenditure per store over 10 years ($100K a year), would imply the Sephora shop's contribution to EBIT could actually prove to have an overall net negative effect.
- Kohl's claims that Sephora will generate $2 billion in sales or $2.4 million per 850 shops. That implies the sales lift required to make the capital expenditures **for a Sephora remodel accretive has to grow from the mid-single-digits to mid-teens** level over the next few years.
- In our experience, remodels and new shop-in-shops historically peak early in their life cycle and fade with time – not increase three-fold

Number of Sephora Stores	850	850
Cost to remodel a store	$750,000	$1,000,000
Incrimental CapEx Associated with Sephora Stores	$637,500,000	$850,000,000
Sephora Sales Lift (850 Stores)	$680,000,000	$680,000,000
Merchandise Margin (50%)	$340,000,000	$340,000,000
Profit Split with Sephora (50%)	$170,000,000	$170,000,000
Incremental Payroll	$148,512,000	$148,512,000
Sub-Total Kohl's Profit Split	$21,488,000	$21,488,000
Additional Depreciating Capex ($75-100k per store)	$63,750,000	$85,000,000
EBIT Impact with Sephora at Scale	**($42,262,000)**	**($63,512,000)**

Source: SEC Filings; KSS 10-K Reports, Macellum Estimates on Additional Depreciation and Cost of remodel per store.

SIGNIFICANT BOARDROOM GAPS

Lack of retail sector expertise from the incumbent Board, with the exception of Macellum's 2021 nominees, has contributed to poor oversight

☒ *Denotes inadequacy*
* *Denotes executive committee*

	Bender	Boneparth*	Cossett	Day	Floyd	Gass*	Mitchell	Prising*	Schlifske*	Shapira	Streeter*
Prior Public Board Experience			☒				☒		☒		
Apparel Sector Expertise			☒		☒			☒	☒	☒	☒
Retail Sector Expertise					☒			☒	☒		☒
Marketing/Strategy Experience	☒	☒	☒		☒			☒	☒	☒	
Merchandising Experience			☒	☒	☒			☒	☒	☒	☒
Real Estate Expertise	☒	☒	☒	☒	☒	☒	☒	☒	☒	☒	☒
Corporate Governance Acumen	☒	☒	☒	☒	☒	☒	☒	☒	☒	☒	☒
M&A Expertise	☒		☒	☒	☒	☒		☒	☒	☒	☒
Capital Markets Acumen	☒		☒	☒	☒	☒	☒				☒

Source: Company SEC Filings; KSS Proxy Statements, Bloomberg LP, Kohl's Corporate Governance Webpage.

EXECUTIVE COMMITTEE IS COMPRISED OF LONG-TENURED INCUMBENTS WITHOUT RETAIL EXPERTISE

From the guidelines: "…Executive Committee which shall have and may exercise all of the powers and authority of the Board in the management of the Company's business and affairs between regularly scheduled meetings of the Board of Directors"



PETER BONEPARTH

- x 14-Year Tenure
- x Lack of Marketing/Strategy Experience
- x Lack of Real Estate Expertise
- x Lack of Corporate Governance Acumen
- x Lack of Diversity



JONAS PRISING

- x 7-Year Tenure
- x Lack of Apparel & Retail Sector Expertise
- x Lack of Marketing/Strategy Experience
- x Lack of Merchandising Experience
- x Lack of Real Estate & M&A Expertise
- x Lack of Corporate Governance Acumen
- x Lack of Diversity



JOHN E. SCHLIFSKE

- x 11-Year Tenure
- x Lack of Prior Public Board Experience
- x Lack of Apparel & Retail Sector Expertise
- x Lack of Marketing /Strategy & Merchandising Experience
- x Lack of Real Estate & M&A Expertise
- x Lack of Corporate Governance Acumen
- x Lack of Diversity



STEPHANIE A. STREETER

- x 15-Year Tenure
- x Lack of Apparel Sector Expertise
- x Lack of Retail Sector Expertise
- x Lack of Merchandising Experience
- x Lack of Real Estate Expertise
- x Lack of Corporate Governance Acumen
- x Lack of M&A Expertise & Capital Markets Acumen

WE BELIEVE THE EXECUTIVE COMMITTEE WIELDS DISPROPORTIONATE INFLUENCE OVER THE BOARD

Source: Company SEC Filings; KSS Proxy Statements, Bloomberg LP, Kohl's Corporate Governance Webpage.

POORLY RUN STRATEGIC ALTERNATIVES PROCESS

The Board appears more focused on undermining a credible sale process rather than evaluating potential pathways to shareholder value creation

- x **The Company hastily rejected indications of interest from two credible and well-capitalized acquirers** before providing sufficient access to management, a data room and other information that could inform upward adjustments to bids. The Board's rejections came just two weeks after outreach from potential acquirers, reaffirming our belief that a majority of the Board is entrenched and lacks the objectivity necessary to evaluate potentially value-maximizing sale opportunities

- x **The Board rushed to implement an onerous two-tiered poison pill** that could likely only serve to chill acquirer's interest. While the Board may point to the 'qualified offer' exception, the various requirements that must be met to be a 'qualified offer' all but ensure that no unsolicited offer will ever be made

- x **The Company failed to communicate clearly and effectively about its purported process** for evaluating potential acquirers' proposals and overtures, even as rumors swirled about a growing set of suitors

- x **Why would the stock trade at a material discount to reported and disclosed offers if investors thought the Board was serious about pursuing the best risk-adjusted outcome for shareholders?**

GIVEN RECENT DEVELOPMENTS, WE QUESTION WHETHER THIS BOARD CAN BE TRUSTED TO RUN A FAIR AND CREDIBLE REVIEW OF STRATEGIC ALTERNATIVES

Source: Macellum Suppositions Based on Company Commentary from Company SEC Filings and Articles Written Surrounding the Ongoing Process.

THE BOARD APPROVED AN ONEROUS POISON PILL THAT SEEMS LIKELY TO CHILL A PROCESS

Shareholders will never know what might have occurred in the absence of this pill

- Following reported expressions of interest in acquiring the Company, the Board adopted what appears to be an onerous, two-tiered poison pill – indicating to us it is also no longer prioritizing maximizing shareholder value and leading us to question the robustness of its strategic review process

- The pill prevents a potential acquirer from bringing an offer directly to shareholders without risking substantial dilution – in fact, simply announcing an intent to commence a tender offer (as opposed to consummating one) triggers the pill

- While the Board may claim it has built in a "qualified offer" exception, **the numerous requirements to be deemed a "qualified offer" all but ensure that no unsolicited offer will ever be made.**

    o The requirements include that an offer must be fully-financed with committed capital, not subject to any due diligence and not arbitrarily deemed "inadequate" by the Company's retained investment bank

- To add insult to injury, the Board also did not commit to submitting the pill for shareholder approval, despite having an opportunity to do so at the upcoming Annual Meeting

IN OUR VIEW, ANY DIRECTORS THAT SUPPORT SUCH A PATENTLY ANTI-SHAREHOLDER MANEUVER CANNOT BE TRUSTED TO CREDIBLY EVALUATE POTENTIALLY VALUE-MAXIMIZING ALTERNATIVES VERSUS MANAGEMENT'S PERPETUALLY INEFFECTIVE PLANS

Source: Company SEC Filings; KSS Proxy Statements, Bloomberg LP.

INABILITY TO ALIGN MANAGEMENT WITH SHAREHOLDERS

The Board's compensation plan continually rewards executives despite years of underperformance by consistently including short- and long-term targets for bonuses that are below prior years' results

x **Annual Incentive Plan – The Board has a long track record of lowering the performance bar while operational results have deteriorated, and the stock price has suffered**

    x In every year since 2010, the Board set the threshold tier net income target of the Annual Incentive Plan at or below the prior year's actual net income

x **Long-Term Incentive Plan ("LTIP") – We believe that the Board has failed to use the LTIP program, the largest single component of compensation, as an effective tool – driving expenses higher while results worsened**

    x Total compensation for Kohl's top five executives equaled more than $327 million for the period 2011 to 2021 while sales stagnated, and operating income declined by approximately 22%

x **The Board sets low performance targets that are inconsistent with its own stated compensation philosophy and the guidance the Company provides the market**

    x In contrast to its claim that "failure to achieve target goals has significant consequences," the Board paid maximum bonuses to management in 2017 despite performance that was well below results just 2 years earlier and paid a maximum bonus in 2018 for only 3% EBIT growth over 2017

Source: Company SEC Filings; KSS Proxy Statements, Bloomberg LP.
Note: Kohl's has not provided updated LTIP targets for 2020 and 20221.

LTIP goals were consistently set lower and rewarded declining results

- The Board set net income lower targets in 2017 and 2018 by (23)% and (9)%, respectively, versus the prior year's actual results

- Net income targets fell by 16% from 2015 to 2018

- Ms. Gass was paid a 200% LTIP in 2019 for achieving results 10% lower than the target set just two years earlier

Kohl's Long-Term Incentive Plans ($mm)	2014 - 2016	2015 - 2017	2016 - 2018	2017 - 2019	2018 - 2020
Average 3-Yr Sales Target	$19,867	$20,230	$19,593	$18,327	$18,863
% chg. vs. immediately preceding year	4%	7%	2%	(2%)	(1%)
Average 3-Yr Adjusted Net Income Target	$913	$923	$773	$520	$777
% chg. vs. immediately preceding year	3%	6%	(1%)	(23%)	(9%)
Average 3-Yr Sales, Actual	$18,971	$18,993	$18,946	$19,029	$17,694
% chg. vs. immediately preceding year	(0%)	0%	(1%)	2%	(7%)
Actual 3-Yr Average Adjusted Net Income	$774	$740	$789	$821	$419
% chg. vs. immediately preceding year	(13%)	(15%)	1%	22%	(51%)
CEO LTIP Payout as % of Target Level	62.4%	25.1%	118.3%	200.0%	83.5%

Source: Company SEC Filings, Bloomberg LP..
Note: Kohl's has not provided updated LTIP targets for 2020 and 20221.

Kohl's' annual incentive plan awarded Ms. Gass a maximum 250% bonus in 2017 despite operating income that was (9)% below 2015. The following year, she received a 250% bonus for growing operating income 3.4%. Additionally in 2020, she received a 175% bonus for negative operating income, and a 263% bonus in 2021 for earnings 11% below "Greatness Agenda" targets



CEO Award vs. "Greatness Agenda" Adj. Operating Income Target & Actual ($mm)

"Greatness Agenda" Adj. Operating Income Goal Set in 2014: $1,890

Below "Greatness Agenda" Target by: (11%) (18%) (28%) (25%) (22%) (36%) (116%) (11%)

Source: Company SEC Filings; KSS Proxy Statements, Bloomberg LP.
Note: Kohl's has not provided updated LTIP targets for 2020 and 20221.

74

CEO total compensation has increased 37% to $12.9 million from $9.4 million in 2011, while EBIT over the same period has declined 22% from $2,158 million to $1,680 million in 2021

The CEO has been paid a total of $110 million since 2011, all while EBIT has declined 22% over the same period



Annual CEO Compensation vs. Decreasing Annual EBIT ($s in million)

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	% Change
Annual CEO Comp	$9.42	$7.82	$8.18	$9.67	$8.19	$8.40	$11.39	$12.34	$8.93	$12.85	$12.92	**37%**
EBIT	$2,158	$1,889	$1,742	$1,689	$1,553	$1,368	$1,416	$1,465	$1,212	($300)	$1,680	**(22%)**

Source: Company SEC Filings; KSS Proxy Statements, Bloomberg LP.

75

The Board revised the 2018-2020 LTIP plan that resulted in a payout for executives

x   In January 2021, long after the economy showed signs of recovering from the COVID pandemic and when it was known to the Board that the large performance share unit award granted to the CEO in March 2020 had appreciated dramatically (to a potential value of more than $25 million), the Board revised the LTIP plan to increase the CEO's pay

x   As a result of the Board's ex post facto adjustments, Kohl's CEO received an 83.5% LTIP payout for the 2018-2020 period, valued at more than $2.5 million, despite missing the original target by 35%. Does this really ensure "fairness to Kohl's shareholders," who experienced a 21% decline in stock price in 2020, or more importantly to the thousands of employees who lost their jobs or were furloughed during the pandemic?

x   The CEO to median employee pay ratio was 1,098:1 in 2020, increasing from 923:1 in 2019

Metric	2018 - 2020 Goal	2018 Actual	2019 Actual	2020 Actual	2018 - 2020 Actual	Actual vs. Goal
Net Sales	$56,590	$19,167	$18,885	$15,031	$53,083	(6%)
Adjusted Net Income	$2,330	$927	$769	($186)	$1,510	(35%)

Source: Company SEC Filings; KSS Proxy Statements, Bloomberg LP.
Note: Kohl's has not provided updated LTIP targets for 2020 and 20221.

76

DESPITE ALL OF KOHL'S' ESG CLAIMS, IT INCURRED THE LARGEST PENALTY FOR GREENWASHING

*"The Commission has asked the court to order **Kohl's and Walmart to stop making deceptive green claims or using other misleading advertising**, and pay penalties of $2.5 million and $3 million, respectively, **by far the largest penalties in this area**. The complaints and proposed orders were filed by the U.S. Department of Justice on the FTC's behalf. "Kohl's and Walmart are paying millions of dollars under the FTC's Penalty Offense Authority for mislabeling their rayon products as bamboo," said Samuel Levine, Director of the FTC's Bureau of Consumer Protection. "False environmental claims harm both consumers and honest businesses, and **companies that greenwash can expect to pay a price**."*

- Federal Trade Commission, (April 8th, 2022)



FEDERAL TRADE COMMISSION
PROTECTING AMERICA'S CONSUMERS

Enforcement · Policy · Advice and Guidance · News and Events · About the FTC

Home / News and Events / News / Press Releases

For Release

FTC Uses Penalty Offense Authority to Seek Largest-Ever Civil Penalty for Bogus Bamboo Marketing from Kohl's and Walmart

Companies Will Pay a Total of $5.5 Million and Will Halt Deceptive Environmental Claims

April 8, 2022

The Commission has asked the court to order Kohl's and Walmart to stop making deceptive green claims or using other misleading advertising, and pay penalties of $2.5 million and $3 million, respectively, by far the largest penalties in this area. The complaints and proposed orders were filed by the U.S. Department of Justice on the FTC's behalf.

"Kohl's and Walmart are paying millions of dollars under the FTC's Penalty Offense Authority for mislabeling their rayon products as bamboo," said Samuel Levine, Director of the FTC's Bureau of Consumer Protection. "False environmental claims harm both consumers and honest businesses, and companies that greenwash can expect to pay a price."

Meanwhile in Kohl's' stores


SONOMA
GOODS FOR LIFE®
sustainable solutions for a healthy future
Discover sustainable solutions for a healthy future.
At Kohl's, sustainable shopping isn't a trend. It's a way of life. That's why we're continuing to expand our selection of sustainable brands, like Sonoma Goods For Life®. The majority of Sonoma Goods For Life® products are made using sustainable methods and materials. To see more reasons to love this brand, see the product tags.
For more information on our sustainability efforts, visit Kohls.com/Sustainability.

DESPITE FINES FROM THE FTC AND A COURT ORDER TO STOP MAKING DECEPTIVE ECO-FRIENDLY CLAIMS, KOHL'S STILL HAS POTENTIALLY DECEPTIVE SUSTAINABILITY ADVERTISING IN STORES

Source: Company SEC Filings, Bloomberg LP Transcripts, FTC News Release.



OUR SLATE

HOW OUR NOMINEES STACK UP

Macellum has nominated a slate of 10 highly qualified and experienced director candidates

	Brokaw	Duskin	Duane	Edwards	Hawkins	Kantor	Mandarino	Murray	Seipel	Young
Public Board Experience	✓	✓	✓				✓		✓	
Apparel Sector Expertise		✓	✓	✓		✓		✓	✓	
Retail Sector Expertise		✓	✓	✓		✓		✓	✓	
Marketing/Strategy Experience			✓	✓		✓		✓	✓	
Merchandising Experience			✓			✓		✓	✓	
Real Estate Expertise	✓	✓	✓	✓		✓	✓		✓	✓
Corporate Governance Acumen	✓	✓	✓	✓	✓	✓	✓		✓	
M&A Expertise	✓	✓	✓				✓		✓	✓
Capital Markets Acumen	✓	✓		✓			✓			✓
Board Diversity (Gender or Racial/Ethnic)				✓	✓			✓		

GEORGE BROKAW

We believe Mr. Brokaw's background as an investment banker, M&A expert and public company director can help the Board run a credible sale process and explore all paths to enhanced value creation



- Currently a director at DISH Network Corporation (NASDAQ: DISH), CTO Realty Growth, Inc. (NYSE: CTO) and Alico, Inc. (NASDAQ: ALCO).

- Former Managing Director (Mergers & Acquisitions) at Lazard Frères & Co. LLC, where he advised a variety of companies on successful transactions.

- Former Managing Director of the Highbridge Growth Equity Fund at Highbridge Principal Strategies, LLC and former Managing Director and Head of Private Equity at Perry Capital, LLC.

- Received a B.A. from Yale University and a J.D. and M.B.A from the University of Virginia and is a member of the New York Bar.

ENDORSEMENTS FOR MR. BROKAW

❝ *"George's background as a banker, lawyer and investor enables him to see complex corporate situations from various perspectives, resulting in better outcomes for all parties involved. He has the unique ability to go deep on capital allocation, corporate finance and other market issues while also helping companies remain focused on their big picture strategies. I feel George is uniquely qualified to serve on any board that is comparing a revised standalone plan to strategic alternatives."* ❞

Michael Gorzynski, Executive Chairman at Continental General

❝ *George has been invaluable in helping craft a long-term strategy for our business and has provided critical insight surrounding financial planning. Moreover, he has helped lead the Board in a constructive manner to ensure maximum shareholder value.* ❞

John Kiernan, President and CEO of Alico, Inc. (NASDAQ:ALCO)

❝ *George has been an instrumental board member with his capital markets experience and savvy insight. His understanding of both private and public markets has a great help to our company's strategic plans.* ❞

John Albright, President and CEO of CTO Realty Growth, Inc. (NYSE: CTO)

81

JONATHAN DUSKIN

We believe Mr. Duskin's capital markets acumen, significant retail sector investing experience and independent shareholder perspectives can help the Board pursue and evaluate all paths to maximizing value for shareholders



- Chief Executive Officer of Macellum Capital Management, an investment management firm, with more than 20 years of experience investing in retail and consumer sectors.

- Former Managing Director at Prentice Capital Management, LP and Managing Director at S.A.C. Capital Associates LLC.

- Former Chairman of the Investment Committee in the Research Department at Lehman Brothers Inc.

- Currently serves on the Board of Directors of Citi Trends, Inc. (NASDAQ: CTRN), a growing specialty value retailer of apparel, accessories and home trends.

- Holds a B.A. from The University of Massachusetts Amherst.

ENDORSEMENTS FOR MR. DUSKIN

> " *Jon and I have worked closely over many years and he is a positive and constructive force for collegiality and progress in the boardroom. He appropriately challenges management by demanding financial rigor, operational excellence and the implementation of best practices. He also has a unique ability to help executives balance short-term needs with long-term opportunities that can create value for customers and shareholders alike.* "

Seth Johnson, Board of Directors and Chairperson of Audit Committee at Tilly's; Former Chief Operating Officer and Vice Chairman of Abercrombie and Fitch.

> " *Jon is a positive and constructive force for collegiality and progress in the boardroom. He appropriately challenges management by demanding financial rigor and operational excellence. He also has a unique ability to help executives balance short-term needs with long-term opportunities that can create value for customers and shareholders alike.* "

Morris Goldfarb, Chairman and CEO of G-III Apparel Group
(NASDAQ: GIII)

> " *I've known Jon and worked closely with him for over a decade. Jon has an exceptional understandings of the retail industry and how to turn companies around. In addition to understanding capital allocation and finance, he has unique comprehension of merchandising, marketing, supply chain and other critical operational areas. He has proven to be a real asset , especially in opportunistic situations as a partner in strategy.* "

Steve Fishman, President SSF Resources, Inc.; Retired CEO & Chairman, Big Lots, Inc .

83

FRANCIS KEN DUANE

We believe Mr. Duane's more than three decades of experience as a C-suite executive at leading public retailers can help management establish a new strategic plan that pursues greater operational efficiency, more aligned executive compensation and an optimized balance sheet



- Former Executive Vice Chairman at PVH Corp. (NYSE: PVH), one of the world's largest fashion companies owning brands such as Tommy Hilfiger and Warner's, where he helped grow revenues from $1 billion to $10 billion and led the development and launch of Calvin Klein, which currently represents nearly 50% of PVH Corp.'s total revenue.

- Former Chief Executive Officer of Heritage Brands and former President of IZOD.

- Former President, Worldwide of Guess?, Inc. (NYSE: GES) and former senior executive at Nautica Enterprises, Inc. (formerly NASDAQ: NAUT), Hugo Boss AG and Burberry Group plc.

- Previously served on the Board of Governors of GS1 US, an information standards organization focused on solving supply chain problems across industries, and on the Board of Directors of Ariat International, Inc., a leading manufacturer of innovative performance equestrian footwear, apparel and belts.

- Holds a B.S. and Honorary Doctorate from Merrimack College.

ENDORSEMENTS FOR MR. DUANE

> " *Ken develops long-term working relationships built on trust and mutual respect. He applies his strong business acumen to all situations. This skill, along with Ken's clear understanding of merchandising, has aided him in building many businesses.* "

Barbara Rentler, Vice Chair & Chief Executive Officer, Ross Stores, Inc. (NASDAQ: ROST)

> " *Ken not only managed a vast team of executives at PVH for their wholesale distribution, but he facilitated to integrate the woman's licensing business from under $100 million to over $1 billion. Ken's professional strengths are complemented by his demonstrated leadership skills and well-rounded knowledge of fashion apparel which makes him an invaluable asset and exceptional candidate for a consumer retail business.* "

Morris Goldfarb, Chairman and CEO of G-III Apparel Group (NASDAQ: GIII)

> " *Ken's ability to understand the apparel sector and get things done is second to none. He is a great leader who brings together and motivates people while treating them with dignity and respect.* "

Michael Shaffer, COO and CFO of PVH Corp. (NYSE: PVH)

PAMELA J. EDWARDS

We believe Ms. Edwards' business and financial planning expertise and extensive executive-level experience in finance, strategy and operations across a variety of retail brands and sectors can help improve the Company's balance sheet and objectively assess standalone strategic growth plans



- Chief Financial Officer and Executive Vice President of Citi Trends, Inc. (NASDAQ: CTRN) (retiring from CTRN in April 2022).

- Former executive at L Brands Inc. (n/k/a Bath & Body Works, Inc. (NYSE: BBWI)), where she held C-level roles at Mast Global, Victoria's Secret (n/k/a Victoria's Secret & Co. (NYSE: VSCO)) – where she established a business strategy that contributed to the ~$7 billion brand achieving 50% profit growth – and Express (n/k/a Express, Inc. (NYSE: EXPR)).

- Currently serves on the Board of Directors of Neiman Marcus Group, LLC, where she serves as Chair of the Audit Committee.

- Was named one of Savoy Magazine's 2021 Most Influential Black Corporate Directors.

- Holds a B.S. from Florida A&M University and an M.B.A from the Fuqua School of Business at Duke University.

ENDORSEMENTS FOR MS. EDWARDS

" *Pam has a unique combination of CFO & COO operating experience. Not only does she understand the numbers she also understands the retail business end-to-end. When it comes to strategic planning, establishing goals for organic growth or establishing Key Performance Indicators, she has the knowledge and experience necessary to achieve results.* "

Heather Wilson, CEO of Clara Analytics, Inc.

" *Pam Edwards has deep retail, financial and operations expertise. She is a strategic leader who fosters a culture of performance and transparency. Pam's experience across multiple brands at various stages of growth or turnaround is an added dimension she will bring to any boardroom.* "

Donna James, Chairwoman of the Board of Directors of Victoria's Secret & Co.

" *Pam has a great way of getting right to the heart of a topic and doing so in a style which helps align others around the crux of the issue and potential solutions moving forward.* "

Paul Brown, Chairman of the Board of Directors of Neiman Marcus Group Board of Directors; and CEO of Inspire Brands, Inc.

STACY HAWKINS

We believe Ms. Hawkins' diversity consultancy experience, legal expertise and strong knowledge of public company governance can help the Board meaningfully improve its diversity initiatives as well as enhance its corporate governance and executive compensation policies



- Vice Dean of Rutgers Law School, the largest public law school in the Northeast, and has served as a Professor of Law at Rutgers since 2018, as well as an independent diversity and employment practices consultant since 2007.

- Previously held roles in diversity counseling at Ballard Spahr Andrews & Ingersoll, LLP, Holland & Knight LLP and Littler Mendelson, PC, a U.S.-based law firm that handles labor and employment litigation.

- Holds a Bachelor of Arts from the University of Virginia and a J.D. from the Georgetown University Law Center.

ENDORSEMENTS FOR MS. HAWKINS

> " *Professor Hawkins brings clarity, precision and professionalism to every task she encounters and every challenge she overcomes, and, for so doing, is a highly sought- after constructive partner on ambitious initiatives.* "

John Jay Hoffman, Esq., Senior Vice President & General Counsel of Rutgers, The State University of New Jersey

> " *We were able to access her deep knowledge of the history and contemporary business case for DEI and formulate a realistic path forward that was both aspirational and responsive to the needs and expectations of our customers and employees. Stacy's combination of intellect, cultural competence, and business savvy make her an outstanding choice for a public company director.* "

Steven Staes, Chief Operating Officer & Division General Counsel of K&G Fashion Superstore and Chair, Equity & Inclusion Counsel of Tailored Brands, Inc.

> " *I worked with Stacy as she consistently and effectively ensured that the organization's low-income, minority clients not only received superior legal service, but had a voice at the table in guiding the firm's strategic direction and operation. She brought her serious purpose, preparation and hard work to her board service, a reflection of unsurpassed commitment to the organization and its clients.* "

Jennifer Clarke, former Executive Director of Public Interest Law Center

89

JEFFREY A. KANTOR

We believe Mr. Kantor's nearly 40 years of retail industry experience overseeing merchandising, planning, private label development and ecommerce can help turn around the Company's continued underperformance, pursue strategic and business improvements and earn back market share



- Former senior executive at Macy's, Inc. (NYSE: M), an American department store chain, including as Chief Merchandising Officer and Chief Stores Officer.

- Former Chairman of Macys.com, Macy's ecommerce division, and Chief Executive Officer and President of the Hecht's Company, a large chain of department stores.

- Currently serves as President of JAK Consulting, a consulting services firm focused on retail and wholesale business strategy, and on the Board of Directors of Ronald McDonald House New York, a children's charity that provides temporary accommodation for medical patients.

- Holds a B.B.A from The University of Massachusetts Amherst.

ENDORSEMENTS FOR MR. KANTOR

> *Jeff's business acumen and overall organizational perspective is ideal for the board of a public company. His experience leading E-Commerce, Merchandising, Stores, Real Estate, and Human Resources would be invaluable. [...] In my experience, no leader gets more out of his teams.*

John Harper, former CEO of Splitit Payments Limited (ASX: SPT) (OTCMKTS: STTTF) and former COO of Macy's Inc. (NYSE: M)

> *His vision , open mindedness, creativity, flexibility and strategic thinking enabled him to successfully navigate through a career of mergers and acquisitions. [...] His authenticity and self-awareness along with his interpersonal communication skills enabled him to be an inspirational leader .*

Jimmy Rosenfeld, former President of Fishman & Tobin Inc.

> *Through his years of experience (in every aspect of retail), Jeff is one of the very best retail visionaries I know. [...] His management style is based on respect, empathy and hard work (by example). Any organization (public or private) would be far better with his involvement and leadership.*

Bradley W. Snyder, Executive Managing Director of Tiger Capital Group, LLC

PERRY M. MANDARINO

We believe Mr. Mandarino's investment banking background and experience advising stakeholders on business and financial strategy across the retail and consumer industries can help the Board capitalize on the Company's strong brand, value creation potential and ample real estate assets



- Co-Head of Investment Banking, Head of Restructuring and Senior Managing Director of B. Riley Securities, Inc., a full-service investment bank and broker-dealer that provides corporate finance, sales, trading and equity research to institutional clients and that is a subsidiary of B. Riley Financial, Inc. (NASDAQ: RILY).

- Former Partner and U.S. Practice Leader of Business Recovery Services for PricewaterhouseCoopers LLP and Senior Managing Director of Traxi LLC, where he provided audit, tax, corporate restructuring and consulting services to large corporations.

- Has advised buyers and sellers of more than 30 retailers with an aggregate 5,500 store count as well as billions of dollars in revenue and value.

- Currently serves on the Board of Directors of bebe stores, inc. (OTCMKTS: BEBE), a global specialty retailer of women's apparel and accessories.

- Holds a B.S. from Seton Hall University.

ENDORSEMENTS FOR MR. MANDARINO

Public boards require fresh visions and Perry is a creative, experienced leader with decades of experience crafting complex solutions that deliver results. Perry is also experienced at designing systems to hold such visions accountable. Perry has significant leadership, vision and discernment built on decades of experience crafting deals that deliver value.

Michael Wysocki, CEO of Wydrocarbon

Perry has tremendous domain knowledge and takes a lot of interest to provide the best financial solutions to companies seeking him out. He is a natural leader without being obvious and in your face kind of way.

Achintya Moulick MD, MBA, MCh, CEO of CarePoint Health Systems

CYNTHIA S. MURRAY

We believe Ms. Murray's significant executive expertise in the retail and apparel sector, with more than 35 years of experience leading business turnarounds, share price growth and long-term strategy, can help the Board properly oversee the Company's business operations and strategy.



- Former President of Chico's Brand, FAS, Inc. (NYSE: CHS), one of the fastest retail turnarounds in women's specialty apparel, delivering record breaking results.

- Former President of Full Beauty Brands, a plus size women's and men's apparel and home goods holding company.

- Former senior executive at Talbots, Inc., a specialty retailer for women's apparel, where she executed a turnaround that grew the stock by 4x.

- Previously served on the Board of Directors of Francesca's Collections prior to its initial public offering in 2011.

- Currently serves as Founder and Chief Executive Officer of Stanmore Partners, a senior leadership consultancy for CEOs, private equity firms and start-ups.

- Holds a B.S. from the Florida State University, where she has served on the Board of Governors of the College of Business since 2014

ENDORSEMENTS FOR MS. MURRAY

> *"Cinny has the rare ability to recognize significant consumer shifts well in advance of competitors, which is an invaluable strategic advantage as an advisor. She also has a history of acting on her instincts to build brands with an amazing track record."*

Bonnie Brooks, Executive Chair of Chico's FAS, Inc. (NYSE: CHS) and former Vice Chair of Hudson's Bay Company

> *"Cinny's creative vision, coupled with her pragmatic operational expertise, is a unique and highly-effective blend of capabilities. In a market where innovation and agility are imperatives of success, Cinny helps an organization excel in managing change and transformation."*

Jeanette L. Gorgas, Director of Delivery Hero (OTCMKTS: DLVHF) and Sunlight Financial Holdings Inc (NYSE: SUNL)

> *"Cinny is a strategic thought leader. She is able to quickly assess brand and business opportunities. She moves expeditiously to inspire and unite the organization, challenging them to think differently in building strategy and delivering results."*

Gary Muto, former CEO of Ascena Retail Group

> *"Cinny is an invaluable thought partner, strategic leader, has high intellectual horsepower and is a joy of a person. She will be an exceptional advisor to a management team and addition to a public company board."*

Emilie Arel, President and CEO of Casper Sleep Inc. (NYSE: CSPR)

KENNETH D. SEIPEL

We believe Mr. Seipel's strong track record of helping grow and turn around retail companies as well as Fortune 500 brands can help the Board streamline the Company's value proposition, create a compelling merchandise assortment and rationalize distribution.



- Former Chief Executive Officer of Gabriel Brothers, Inc. (n/k/a Gabe's), a value department store retailer, where he led a turnaround resulting in rapid sales and profit growth.

- Former President and Chief Operating Officer of Wet Seal, Inc. (n/k/a The Wet Seal, LLC), a fast fashion retailer and President and Chief Merchandise/Marketing Officer of Pamida Discount Stores LLC, a regional discount chain of department stores.

- Former Executive Vice President of Stores, Operations and Store Design of Old Navy.

- Currently serves as Principal of Retail Business Optimization LLC, a consulting firm focused on helping retailers optimize their business model execution, and on the Board of Directors of Citi Trends, Inc. (NASDAQ: CTRN), a growing specialty value retailer of apparel, accessories and home trends, and as Lead Independent Director of West Marine, Inc., where he oversaw massive value creation efforts.

- Holds a B.A. from the University of Wisconsin-Green Bay.

ENDORSEMENTS FOR MR. SEIPEL

> " *As a board member, Ken is always prepared, challenges management appropriately, is strategic and most importantly, understands the role of the board. As our Nom/Gov chairman, Ken has brought a new set of standards and rigor to how we govern the company. He would be a terrific candidate for any board that could get him."* "

Peter Sachse, Executive Chairman of Citi Trends (NASDAQ: CTRN)

> " *As the CEO of West Marine, Ken established a competitively differentiated strategy, developed focused strategic initiatives, hired an exceptional team and swiftly executed the plan. Under his leadership, top line sales increased 22%, EBITDA increased 215% and shareholder value increased 620%. [...] He is a tremendous strategic leader and will be a great asset as a member of the Board.* "

Dan Collins, Chairman and CEO of Monomoy Capital Partners

> " *As the CEO and director of Gabe's, he inherited a lethargic business with lack luster performance. He quickly assessed the root cause issues, reengaged many quality long time employees, leveraged his apparel knowledge and talent , developed a clear and concise strategy and quickly delivered results.* "

Kurt Kaul, Chairman of Gabriel Brothers, Inc. (n/k/a Gabe's) and Managing Partner of Alvarez & Marsal Capital Partners

CRAIG M. YOUNG

We believe Mr. Young's strong real estate investment, mergers and acquisitions and capital markets experience can help the Board evaluate sale opportunities or optimize the Company's real estate relative to a new strategic, operational and financial plan.



- Founder and Managing Principal of Tidewater Capital, LLC, a real estate private equity firm with approximately $1 billion of assets under management.

- President of Chain of Lakes Capital, Inc., a venture investing platform.

- Previously worked at JBG Companies, LLC (n/k/a JBG SMITH Properties) (NYSE: JBGS), a property investment company, Sembler Investments, a diversified real estate investment and development company, and Deutsche Bank AG (NYSE: DB).

- Holds a B.A. from Brown University and an M.B.A from Harvard Business School.

ENDORSEMENTS FOR MR. YOUNG

"Craig is a natural leader. [...] He has a unique balance of someone who is both highly empathetic, while also remaining unafraid of being decisive. And before he reacts, he listens. Not only has this disposition served him well in building a leading fund management business from scratch, it also will allow him to be a constructive Board member."

Alex Cheek, Managing Director of Goldman Sachs

Craig is a unique entrepreneur in the real estate industry combining a thoughtful and patient approach to investment decision-making with a visionary approach to leadership and a knack for creative problem solving. He has successfully grown his business from a mere idea in 2013 to a legitimate platform with a stellar track record.

Matt Kelly, CEO of JBG SMITH Properties

Craig's most admirable quality is his steadfast commitment to the value that relationships are the bedrock of a successful business and a fulfilling life. From CEOs and politicians to strangers he encounters in his day-to-day, Craig always finds the time and exhibits the empathy and curiosity needed to foster a genuine connection.

Ross Stackhouse, Principal of Tidewater Capital



OUR STRATEGY & PLAN

SUPERIOR STANDALONE OPERATING PLAN

With a meaningfully enhanced Board and management configuration and an improved culture, we believe Kohl's can be a leading destination for value-conscious shoppers and regain market share

MEANINGFULLY GROW SALES



INCREASE GROSS MARGIN



DECREASE AND LEVERAGE SG&A COSTS



IMPROVE CAPITAL ALLOCATION



ALIGN EXECUTIVE COMPENSATION



KOHL'S HAS TREMENDOUS VALUE CREATION POTENTIAL

We firmly believe that low single-digit sales growth, margin expansion and share repurchases can lead to annual EPS of approximately $14.77 and unlock significant shareholder value within the next few years



Macellum 3-YR Plan without a Sale Leaseback

Source: SEC Filings, Macellum estimates.
Notes: 1. Macellum model used Kohl's EPS algorithm and line-item commentary plus incremental improvements that Macellum forecast can be made if their plan was implemented as outlined in this document. Additionally, Macellum conservatively assumes share repurchases at an average price of $75 using cash generated resulting in the purchase of approximately 40 million shares over the next three years. Actual share repurchase program will be determined by the Board depending on market prices and expected performance at time of decision

SUMMARY OF KOHL'S ESTIMATED FUTURE FINANCIALS IF MACELLUM'S PLAN IS UNDERTAKEN

- Macellum's operating plan projects low-single sales growth, 30 bps of gross margin expansion and 90 bps of SG&A leverage driving EBIT margins to 10%

- $6.3 billion of operating cash flow driven by operations and inventory turn improvement (0.65x)

- $3.0 billion of share repurchases

- $2.5 billion of capex

- $638 million of dividends

- Ending cash of $1.828 billion (after repurchases)

- Share repurchases of 40 million are conservatively planned at an average price of $75

$ in millions except for percentages					
Income Statement Analysis	**2021A**	**2022E**	**2023E**	**2024E**	**21-24E**
Total Sales	$18,471	18,910	19,477	20,061	9%
Credit Income	$962	984	1,009	1,034	7%
Total Revenue	**$19,433**	**$19,894**	**$20,486**	**$21,095**	**9%**
% Growth	**21.8%**	**2.4%**	**3.0%**	**3.0%**	
Gross Profit	**$7,034**	**$7,015**	**$7,352**	**$7,703**	**10%**
Gross Margin %	36.2%	35.3%	35.9%	36.5%	
Bps Change	692	(93)	63	63	32
SG&A $	$5,478	$5,652	$5,706	$5,760	**5%**
SG&A $ Growth	9.1%	3.2%	1.0%	1.0%	
% of Sales	28.2%	28.4%	27.9%	27.3%	(88)
Adj. EBITDA	**$2,518**	**$2,347**	**$2,655**	**$2,977**	**18%**
EBITDA Margin	**13.0%**	**11.8%**	**13.0%**	**14.1%**	
(-) Depreciation & Amortization	$838	$860	$860	$860	
Adj. EBIT	**$1,680**	**$1,487**	**$1,795**	**$2,117**	**26%**
EBIT Margin	8.6%	7.5%	8.8%	10.0%	
(-) Interest Expense	$260	$300	$300	$300	
Adj. EBT	**$1,420**	**$1,187**	**$1,495**	**$1,817**	**28%**
% Growth	NM	(16.4%)	25.9%	21.5%	
EPS	**$7.35**	**$7.50**	**$10.81**	**$14.77**	**101%**
% Growth	NM	2.1%	44.2%	36.5%	
Shares Outstanding (in thousands)	148.3	120.3	105.1	93.5	(37%)
Cash	$1,587	$1,265	$1,416	$1,828	15%
Long-Term Borrowings	$1,910	$1,910	$1,910	$1,910	0%

Source: Company SEC Filings, Bloomberg LP Transcripts, Macellum Estimates

Macellum 3-YR Plan with a Sale Leaseback



Macellum's nominees will evaluate a potential sale leaseback transaction to determine its merits

To the extent it proves viable, it is possible that Kohl's could earn substantially more from a sale leaseback

It is worth noting it has been reported that all potential acquirers intend on monetizing Kohl's' owned real estate

$7.35	FY 2021 Adjusted EPS	
$0.32	Incremental Sales	
$0.37	Incremental Credit Revenue	
$0.30	Gross Margin – Sourcing & Optimization	
$1.08	SG&A Savings (Incl. D&A)	
$1.42	Accretion from Prior Share Repurchases	
($0.21)	Interest Impact	
($0.07)	Tax Delta	
$4.20	Share Repurchase Impact	
$14.77	FY 2024 Adjusted EPS	
$11.13	Accretion from potential $4B Sale Leaseback	
$25.90	FY 2024 Adjusted EPS + Sale Leaseback	

Source: Company SEC Filings, Macellum estimates.

Notes: 1. Macellum model used Kohl's EPS algorithm and line-item commentary plus incremental improvements that Macellum forecast can be made if their plan was implemented as outlined in this document. Additionally, Macellum conservatively assumes share repurchases at an average price of $75 using cash generated and sale-leaseback resulting in the purchase of approximately 85 million shares over the next three years. Actual share repurchase program will be determined by the Board depending on market prices and expected performance at time of decision

100-DAY TRANSITION PLAN

Our nominees are ready to implement a strategy to create meaningful shareholder value

ASSESS 1-4 WEEKS	ANALYZE 4-7 WEEKS	DEVELOP 7-10 WEEKS	IMPLEMENT 11-14 WEEKS
• Strategic alternatives review • Leadership culture, talent and org chart • Customer research • Merchandise organization • Merchandise assortment • Value proposition • Loyalty programs • Analytical capabilities • Sourcing agent • Supply chain • Omnichannel profitability • In-store experience • Risks	• Analyze strategic alternatives vs. plan • Sales leaseback potential • Merchandise plans • Assortment architecture • Good, better, best opportunity • Competitive pricing • Open-to-buy and on-order • Loyalty programs • Supply chain expense • Promotional stance • Sephora remodel results • Payroll analysis • Return on advertising • Customer surveys	• New merchandise • Customer-centricity • Pricing transparency • Value proposition • In-store experience • Executive compensation • Online profitability • Optimal headcount and payroll • Appropriate advertising spend and channels • Direct sourcing strategy • Investor relationship strategy • Capital allocation plan • Balance sheet optimization strategy • Liability management	• Sale leaseback • Merchandise architecture • Value proposition and pricing transparency • Promotional stance • Direct sourcing • Gross margin enhancements • Marketing plan • Store service level and associate training • Distribution center rationalization • In-store experience • Ecom profitability • Omnichannel capabilities • Rent reduction • Cost cutting

VIEW THE ENTIRE PLAN HERE

105

MEANINGFULLY GROW SALES

In our view, Kohl's has a significant opportunity to improve sales and recapture a decade of lost market share by focusing on the following initiatives

- <u>Customer-centricity</u> – take a comprehensive view of who the customer is and what they want

- <u>Merchandise organization</u> – by increasing buyer agility and nimbleness, Kohl's can respond to trends, increase turn and chase new categories

- <u>Assortment architecture</u> – building a "good, better, best pricing" scheme, editing the assortment to cut down on SKU proliferation and increasing trend awareness can help Kohl's capture more of the customer's wallet

- <u>Value Proposition</u> – Kohl's can establish a winning value proposition by streamlining the myriad of promotions and loyalty program

- <u>In store</u> – Kohl's has a material opportunity to improve the in-store experience by improving and monitoring store standards, developing more competitive ways to display merchandise and enhancing store associates' engagement with customers

- <u>Ecommerce</u> – Ecommerce growth can accelerate growth with initiatives to optimize the site, improve navigation increase customer engagement and streamline the checkout process

- <u>Advertising</u> – improving advertising through better social media engagement, a more efficient use of key word searches and consistent messaging highlighting customer-centricity will increase sales

INCREASE GROSS MARGIN

We believe implementing the following initiatives can lead to meaningful increases in gross margins

- <u>Turn</u> – increasing inventory turn creates a virtuous cycle of increased newness, higher full-priced selling and lower markdowns

- <u>Distribution center rationalization</u> – as 30% of Kohl's' sales have migrated to ecommerce, in our view, the store DC network is meaningfully under optimized

- <u>3rd-party sourcing agent</u> – we estimate that roughly 30% of the assortment is sourced by a sourcing agent. A Company of Kohl's' size should develop in-house sourcing resources at materially lower costs

- <u>Split shipments</u> – improving the fulfillment algorithm and developing more transparent pricing will likely meaningfully reduce split shipments and increase profitability

DECREASE SG&A COSTS

Implementing the following cost cutting mechanisms will enable margins to increase substantially

- Corporate costs – embark on a detailed analysis of where cost have increased over the last several years and implement a plan to reduce costs, as well as institute a "zero-based budgeting" approach to planning for the future

- Advertising – rationalizing advertising expending by focusing on the most effective channel to lower costs and/or increasing customer reach

- In-store – initiative a comprehensive analysis of payroll to decrease costs and/or lead to higher service levels and customer engagement

- Non-merchandise cost – use sophisticated procurement agents to complete a study to aggregate purchasing and lower expenses

IMPROVE CAPITAL ALLOCATION & OPTIMIZE BALANCE SHEET

In conjunction with operational improvements, we believe optimizing capital allocation and rationalizing the balance sheet will likely result in significantly higher EPS

- Sale leaseback – evaluating the potential to unlock proceeds from the approximately $8 billion of owned real estate at 14-15x EBITDA can be significantly accretive when buying back stock trading at ~4x EBITDA

- Increased repurchases – the Company's strong balance sheet and sale leaseback proceeds could reduce the share count and increase EPS meaningfully from existing free cash flow

- Capital expenditures – taking a bottoms up, project by project approach to capital projects will help ensure that duplication is reduced, spending from finished projects is recaptured and appropriate returns are modeled to result in higher free cash flow

- Working capital – increasing inventory turn to drive a significant increase in cash, sales and margins
    - Every 1x increase in turn releases over $600 million in cash; Kohl's' inventory turns are over 2.5x below best-in-class operators (e.g., AEO, TJX, ROST and TJX)
    - Improving accounts payable to inventory ratio by 10-20% to make Kohl's comparable to Macy's could generate $300-$600 million in cash

- Liability management – embarking on a strategy to consolidate debt maturities and lower coupon as well as rationalize an antiquated indenture will likely lower borrowing costs and increase financial flexibility

- Reduce capital expenditures – embark on a process that scrutinizes every capital expenditure

Source: Company SEC Filings, Bloomberg LP, Macellum estimates.

WE BELIEVE KOHL'S HAS THE ABILITY FOR SUBSTANTIALLY MORE SHARE REPURCHASES

Despite its underwhelming three-year plan, Kohl's should generate a significant amount of cash, which can be used to make additional share repurchases. Undertaking a $3 billion share repurchase program could generate EPS 30-35% higher

Buying more stock ahead of a turnaround will create significantly more shareholder value

$s in millions, except for per share data			
Cash On Hand	$1,587		
Operating Cash Flow 2022-2024E	$5,302		
Capex 2022-2024E	($2,500)		
Sub-Total	$4,389		
	$1bn Repo	**$3bn Repo**	**% Change**
2024 EPS	$8.22	$10.92	33%
AWS	110	81	(27%)
Assumptions:			**Change**
Repurchase Dollars	$1,000	$3,000	
Avg. Purchase Price	$55	$71	
Share Repurchases	18.2	40.6	22.4

Source: Company SEC Filings, Bloomberg LP, Macellum estimates.
Notes: 1. Macellum model used Kohl's EPS algorithm and line-item commentary to estimate forecasted line items.

EVALUATE THE REAL ESTATE OPPORTUNITY

We believe it is possible for Kohl's to execute a meaningfully accretive sale-leaseback transaction

- Our nominees are committed to evaluating a sale leaseback transaction to determine its merits

- Our estimates, with publicly available information, suggest Kohl's could increase earnings per share by 64%

- After retiring dividend paying stock, the effective cap rate to extract **$3.3 billion of after-tax proceeds is only 3.4%**

- Contrary to the Board's and management's claims, we believe this is a far superior structure that would likely increase Kohl's valuation

- Macellum assumes share repurchases at an average price of $54 resulting in the purchase of approximately 61.1 million shares

Illustrative $4 Billion Sale-Leaseback of Real Estate

$4bn Sale-Leaseback Transaction	2021A	Adj.	Pro Forma	Chg.
Sales	18,471	0	18,471	0%
Credit Income	962	0	962	0%
Gross Profit	7,034	0	7,034	0%
Rent Expense	298	280	578	94%
Other SG&A	5,180	0	5,180	0%
Total Operating Expense	5,478	280	5,758	5%
EBITDA	2,518	(280)	2,238	(11%)
% of Revenue	13.0%		11.5%	
D&A*	838	(80)	758	(10%)
EBIT	1,680	(200)	1,480	(12%)
% of Revenue	8.6%		7.6%	
Interest Expense	260	0	260	0%
EBT	1,420	(200)	1,220	(14%)
Taxes	331	(47)	284	(14%)
Tax Rate	23.3%		23.3%	
Net Income	1,089	(153)	936	(14%)
EPS[1]	$8.47	$5.40	$13.87	64%
Shares Outstanding (10K 3/17/22)	128.6	(61)	67.5	(48%)

Note 1: EPS restate to give effect to the ending share count

A SALE LEASEBACK WOULD NOT MATERIALY INCREASE KOHL'S LEVERAGE, ESPECIALLY COMPARED TO PEERS

The analysis of the merits of entry into a sale leaseback transaction would be a top priority for our nominees

It is worth noting that this is likely why all reported buyers are using proceeds from a sales leaseback to unlock value

Adjusted Net Debt to Adjusted EBITDAR (FY 2021)



BBBY	GPS	JWN	BURL	AEO	CTRN	TJX	KSS w/SLB	PLCE	HIBB	URBN	KSS	DKS	BKE	M	ROST	WSM	TGT	DDS
6.9x	4.2x	3.5x	3.3x	2.9x	2.8x	2.7x	2.6x	2.4x	1.9x	1.9x	1.8x	1.6x	1.5x	1.3x	1.3x	1.1x	0.8x	-0.2x

Source: Company SEC Filings, Bloomberg LP

112



OUR STRATEGY & PLAN – DETAILS

IMPROVED FOCUS ON CUSTOMER CENTRICITY

Kohl's has a significant opportunity to dominate the middle-income, value-focused segment of consumer families

- The primary target is moderate income, families aged 30-45, with "mom" as the decision-maker
- The secondary target is the "baby boomers" who have shopped with Kohl's since the '90s
- Kohl's can win with customers by "overdelivering on value" and streamlining its pricing message
- Customers must feel like the product quality and price, coupled with a good store or online experience, is consistently better than expected
- Kohl's can focus on a broader selection of items to cover every part of a customer's day and week.
- By following the holiday calendar, Kohl's has an opportunity to participate much more meaningfully in seasonal categories for apparel and home décor
- There is a significant opportunity to focus on ethnically diverse customers, which is a growing portion of the population – particularly at the price points Kohl's caters to
- There is the potential for Kohl's to grow sales by entering new categories that the customer allocates a part of their wallet to like pet, garden and electronics, or a more meaningfully developed self-care department

THROUGH EXIT INTERVIEWS AND CUSTOMER SURVEYS, KOHL'S CAN LEARN A LOT MORE ABOUT HOW THE CUSTOMER IS SPENDING THEIR MONEY AND HOW THEY CAN BETTER SERVE ALL OF THE CUSTOMERS' NEEDS

Source: Industry Experts, Board Candidates, and Top-Rated Retail Consultancy.

IMPROVED FOCUS ON CUSTOMER CENTRICITY (CONT.)

Kohl's' store locations and market position as a middle-income price value retailer provides a significant opportunity to appeal to Caucasian, Latinx, African American and Asian families

Racial minority groups are growing at a rapid rate in the U.S.

Population Mix as of 2020 Census		Percent Growth
Caucasian	59.7%	-0.1%
Latinx/Hispanic	18.6%	**+10.1%**
Black	12.6%	**+3.8%**
Asian/Others	9.1%	**+2.9%**

Younger generations are more diverse



Source: 2020 U.S. Census; Brookings Institution

DEVELOP BRAND STRENGTHS TO WIN VS. COMPETITION

We believe Kohl's can develop strong, defensible, repeatable strengths to pull ahead of the competition

VARIOUS KOHL'S' COMPETITORS & PEERS ACROSS RETAIL SECTORS

Department Stores	Off-Price Stores	Mass	Discounters
E.g., Macy's, JC Penney	E.g., TJ Maxx, Ross, Burlington	E.g., Amazon	E.g., Target, Walmart

 

ATTRIBUTES OF SOME OF KOHL'S' KEY COMPETITORS

✓ Recognizable Brands ✓ Product Selection	✓ Selection ✓ Extreme Value	Speed Digital Experience	Quality/Value Pricing Convenient Store Locations

 

HOW KOHL'S CAN WIN & COMPETE AGAINST THE COMPETITION

✓ Quality/Value Pricing ✓ Convenient Store Locations	✓ Consistent Product Stocking ✓ Digital Experience	✓ Store Experience ✓ Tactile product interaction	✓ Product Selection ✓ Recognizable Brands

116

IMPROVE MERCHANDISING ASSORTMENT PLANNING & ALLOCATION

Kohl's often "plans to fail" by purchasing beyond demand, redundant purchases and poor allocation

✓ Correct the Company from "overbuying" relative to customers' demand. This will lead to more edited assortments and less duplication and redundancy as well as lower amounts of excess and unneeded product

✓ Increase turn to lower markdowns, which will result in higher gross margins

✓ Reduce the abundance of similar items by breaking down the silos within the product development teams

✓ Develop a plan to consistently execute opening price points for basic products as well as a "good, better, best" pricing architecture

✓ Reduce reliance on celebrity brand products, which have high royalty payments and significant minimum, long-term contracts and can result in costly markdowns as such celebrity partnerships lose popularity

✓ Allocating by store and by department will reduce imbalances and lower markdowns

117

DEVELOP A FASTER, MORE EFFICEINT BUYING PROCESS

A more agile product buying processes with reduced lead times will allow merchants to make better decision closer to the customers' purchasing point

1. Streamline the purchasing and decision-making process by removing silos and mid-level decision makers

2. Eliminate days from the decision-making calendar

3. Reduce the amount of time product spends getting to the stores

4. Develop a program with domestic fashion vendors to allow buyers to test and quickly react to trends

5. Develop in-house private label sourcing to eliminate steps that add time and increase costs



Reduce Product Lead Times

~ 70% of assortment bought prior to season (compared to 130% today)

~30% of assortment bought in season (compared to 0% today)

Source: Industry Experts, Board Candidates, and Top-Rated Retail Consultancy.

IMPROVE PLANNING AND ALLOCATION TO PRIORITIZE INCREASING INVENTORY TURN

x **Challenge:** We believe that the lack of rigorous and detailed analytical planning and allocation creates meaningful amounts of excess inventory and product imbalances, leading to lower realized prices, significant markdowns and lower gross margins

✓ **Opportunity:** Enhancing the planning and allocation process to increase turns and limit the amount of excess purchasing will result in lower clearance, higher realized prices and increasing gross margins







What it could look like





Source: Macellum's Analysis of Kohl's Stores Throughout Florida, New Jersey & New York, from the Weeks of March 21st, 2022, through April 10th, 2022.

IMPROVE PRICING CLARITY

Relatively similar items on the same fixture should have consistent prices

x **Challenge:** We believe there is no clear promotion strategy on essentials items like t-shirts

✓ **Opportunity:** Clear value proposition for essentials like t-shirts. Target is confident it knows what price moves a core basic item like t-shirts

✓ **Opportunity:** Ability to have clearer, more pronounced signage as well as have more signage that displays outfitting



What it could look like





Source: Macellum's Analysis of Kohl's Stores Throughout Florida, New Jersey & New York, from the Weeks of March 21st, 2022, through April 10th, 2022.

120

IMPROVE PRICING CLARITY

Kohl's can regain its reputation as a retailer providing great values by having sharp prices on ubiquitous items and by ensuring that Kohl's has "opening price points" for basic products

Kohl's
Men's Croft and Barrow
Plain Front—Khaki short

Croft and Barrow is a Kohl's private label brand and should be closer to opening price point


15% Off
Sonoma
Everyday Flat Front

What it could look like


EVERYDAY MAGIC
$8
$10


EVERYDAY MAGIC
extraordinary prices
every single day
EVERYWEAR TEES & TANKS
$8 SOLID
$10 PRINTED

Competition Analysis – Plain Front Khaki Short

Amazon Essentials	**Every day**	**$15.60**
Walmart, George	**Every day**	**$12.99**
JCPenney, St Johns Bay	**Every day**	**$ 9.99**
Old Navy	**Every day**	**$15.00**
Kohl's, Croft & Barrow	**Sale**	**$29.99**

Old Navy's 'Everyday Magic' is an example of sharp pricing, good signing and in stock presentation

Customers are smart and know the price for basic items

In our view, ensuring Kohl's has competitive price point on basic items will help Kohl's take market share back

Source: Macellum's Analysis of Kohl's Stores Throughout Florida, New Jersey & New York, from the Weeks of March 21st, 2022, through April 10th, 2022.

KOHL'S HAS AN OPPORTUNITY TO INSTITUE A "GOOD, BETTER, BEST" PRICING ARCHITECUTRE

x **Challenge:** We believe Kohl's does not have a compelling value proposition around "good, better, best" pricing for many items. Here we focused on a basic product like denim. They have their private label Sonoma Jeans listed for the same price as the National Brand Gloria Vanderbilt "Amanda Jeans"

✓ **Opportunity:** Create a "good, better, best pricing" scheme, editing the assortment to cut down on SKU proliferation and increasing trend awareness can help Kohl's capture more of the customer's wallet

 

Private Label is Priced the Same as National Brand

 

Source: Macellum's Analysis of Kohl's Stores Throughout Florida, New Jersey & New York, from the Weeks of March 21st, 2022, through April 10th, 2022.

IMPROVE THE IN-STORE EXPERIENCE BY ENSURING PRODUCTS ARE APPROPRIATELY SIGNED

x **Challenge:** We believe Kohl's lacks the in-store controls to ensure products are properly labeled. Pictured below is the wrong $24 dollar Nike product listed for $100. This is not an isolated event, as evidenced by the next slide

✓ **Opportunity:** Improve store standards and communication with the field to ensure signage is a priority


Everyone earns
$10 Kohl's Cash
for every $50 spent.
little more
your wallet.
100.00
Nike
Windrunner Jacket

What the actual product is


KOHL'S
FREE SHIPPING
Men's Nike Pro Dri-FIT 1/4-Zip Hyper Dry Training Pullover
$50.00 Reg
$44.99 Sale
This product is not eligible for coupons. However, you are able to earn and redeem Kohl's Cash® and Kohl's Rewards® on this product.
COLOR: GAME ROYAL
SIZE: PLEASE CHOOSE A SIZE
S
M
L
XL
XXL

What the product advertised looks like


New Releases
Men
Women
Kids
SAVE UP TO 40%
Highly Rated
Sustainable Materials
Nike Sportswear Windrunner
Men's Hooded Jacket
$100

Source: Macellum's Analysis of Kohl's Stores Throughout Florida, New Jersey & New York, from the Weeks of March 21st, 2022, through April 10th, 2022.

123

INACCURATE SIGNAGE IS NOT AN ISOLATED INCIDENT

x **Challenge:** We believe that throughout Kohl's stores, digital displays often represent the wrong product, confusing the customer and leading to a subpar in-store experience

✓ **Opportunity:** Develop store grading tools that prioritize signage




30% Off
Easter Candy
Chocolate
Orig. Sale Orig. Sale
5.00 3.50 14.99 10.49
5.99 4.19 19.95 13.96
7.99 5.59 24.95 17.46
8.49 5.94 24.99 17.49
9.99 6.99
Earn & Redeem Kohl's Cash and Rewards. Add'l
coupons do not apply to select brands.

"Easter Candy Chocolate"?




Levi's
30% OFF
Levi's clothing for men and women.
Select styles.
Coupons do not apply.
30% Off
Levi's
Women's Classic Straight Leg Jeans
Reg. Sale
69.50 48.65

"Straight Leg Jeans"?


Levi's
Women's Fashion Tops and Trucker Jackets
Orig. Sale
26.50 18.55
29.50 20.65
54.50 38.15
89.50 62.65

"Trucker Jackets"?




26.99
SO
Long Sleeve Cropped Polos
Orig. 28.00-28.01

"Long Sleeve Cropped Polos"?




36.99
LC Lauren Conrad
High Rise Curvy Skinny Jeans
Reg. 50.00

"High Rise Curvy Skinny Jeans"?

Source: Macellum's Analysis of Kohl's Stores Throughout Florida, New Jersey & New York, from the Weeks of March 21st, 2022, through April 10th, 2022.

124

IMPROVE IN-STORE SIGNAGE

x **Challenge:** We believe Kohl's signage often lacks energy and excitement. This sign for "women's plus" does not create a positive image for this vital and growing customer base

✓ **Opportunity:** Create signage with positive energy and enthusiasm for **every** category



What it could look like



Old Navy calls its plus line "BOD Equality," using inclusive models to romanticize the department

Source: Macellum's Analysis of Kohl's Stores Throughout Florida, New Jersey & New York, from the Weeks of March 21st, 2022, through April 10th, 2022.

IMPROVE IN-STORE SIGNAGE

Kohl's has an easy yet meaningful opportunity to enhance the customer shopping experience

x **Challenge:** We believe store standards are not enforced. Signs for accessories should not bring customers to ladies' clearance section. This would clearly frustrate a shopper trying to navigate a 70,000 square foot store

✓ **Opportunity:** Create energy and excitement with in-store displays and store roadmaps





What it could look like





Source: Macellum's Analysis of Kohl's Stores Throughout Florida, New Jersey & New York, from the Weeks of March 21st, 2022, through April 10th, 2022.

IMPROVE THE IN-STORE EXPERIENCE

x **Challenge:** We believe that Kohl's does not display product in a manner that entices or excites customers

✓ **Opportunity:** Develop a more robust mannequin program where Kohl's can showcase great product and offer ideas for outfitting



What it could look like



Source: Macellum's Analysis of Kohl's Stores Throughout Florida, New Jersey & New York, from the Weeks of March 21st, 2022, through April 10th, 2022.

127

IMPROVE THE IN-STORE EXPERIENCE (CONT.)

x **Challenge:** We believe Kohl's' presentation of a key initiative is not as competitive as peers'. Further, excessive clearance drowns out the display of two essential brands. Customers could mistakenly assume this is a Nike and Under Armor clearance section and not enter the area

✓ **Opportunity:** Develop inviting departments that offer a competitive experience in must-win categories and reduce clearance




What it could look like




Source: Macellum's Analysis of Kohl's Stores Throughout Florida, New Jersey & New York, from the Weeks of March 21st, 2022, through April 10th, 2022.

IMPROVE THE IN-STORE EXPERIENCE

Kohl's has an easy opportunity to fix its store presentation

x **Challenge:** We believe Kohl's does not consistently display product in an inviting manner

✓ **Opportunity:** For example, a broad selection of well-presented handbags in ~1500 square feet



What it could look like





Source: Macellum's Analysis of Kohl's Stores Throughout Florida, New Jersey & New York, from the Weeks of March 21st, 2022, through April 10th, 2022.

KOHL'S HAS AN OPPORTUNITY TO HAVE A BROADER OFFERING IN MANY CATEGORIES

x **Challenge:** We believe that Kohl's does not have a compelling seasonal offering. The selection is so sparse that we believe shoppers don't consider Kohl's for their seasonal needs nor do shoppers feel like Kohl's is presenting the best the world has to offer

✓ **Opportunity:** Create a robust and competitive offering for each season to cater to customers' lifestyle year-round

 

What it could look like

 

Kohl's' shallow Easter offering is not an isolated event in one store. The assortment is very similar in the two different stores above. We have witnessed this throughout the chain.

Source: Macellum's Analysis of Kohl's Stores Throughout Florida, New Jersey & New York, from the Weeks of March 21st, 2022, through April 10th, 2022.

130

KOHL'S HAS AN OPPORTUNITY TO HAVE A BROADER OFFERING IN MANY CATEGORIES

x **Challenge:** We believe Kohl's has not consistently deployed competitive queue lines

✓ **Opportunity:** Best-in-class queue lines provide shoppers with high margin impulse-buy items and unique discoveries as they check out, especially if there is a line




What it could look like ➤




Source: Macellum's Analysis of Kohl's Stores Throughout Florida, New Jersey & New York, from the Weeks of March 21st, 2022, through April 10th, 2022.

KOHL'S HAS AN OPPORTUNITY TO HAVE A BROADER OFFERING IN MANY CATEGORIES

x **Challenge:** We believe that once Kohl's reduces duplication and increases turn it will open up space for additional categories

✓ **Opportunity:** Create a robust and competitive offering for shopping beyond core apparel offering that also drives foot traffic









What it could look like





Source: Macellum's Analysis of Kohl's Stores Throughout Florida, New Jersey & New York, from the Weeks of March 21st, 2022, through April 10th, 2022.

132

KOHL'S HAS AN OPPORTUNITY TO HAVE A BROADER OFFERING IN MANY CATEGORIES

Kohl's' competitors have found innovative ways to educate customers and enhance their shopping experience

x **Challenge:** We believe Kohl's is missing opportunities to communicate and educate customers

✓ **Opportunity:** Call out trends and new items to help customer understand Kohl's' point of view







KOHL'S

Save 35% today* when you open a Kohl's Card!
Now Trending
Sonoma Tiered Midi Dress
Orig. 44.00
Now 34.99

What it could look like





target

now trending

new & only at
Blokus
MONOPOLY

New at Target

Source: Macellum's Analysis of Kohl's Stores Throughout Florida, New Jersey & New York, from the Weeks of March 21st, 2022, through April 10th, 2022.

133

REASSESS THIRD-PARTY PRIVATE LABEL SOURCING MODEL

We believe removing the middleman could improve total margins at Kohl's by 40 to 60 basis points or $81 to $117mm, even after considering new supply chain costs

- Macellum estimates that sourcing products through domestic vendors could see average unit cost decline by ~3% to ~4%, resulting in meaningful savings

- Some savings will be offset by building out additional capabilities to support direct sourcing

Size of Sourcing Improvement Opportunity	
Total Sales	18,910
Total COGS	11,819
Private Brand Penetration	30%
Private Brand COGS	3,546

Gross Margin Uplift		
	Low	**High**
3rd Party Cost Reduction	3.0%	4.0%
3rd Party Profit Recapture	106	142
New Supply Chain Costs	(25)	(25)
Net Product Cost Savings	$81	$117
Gross Margin Impact	43	62

Source: Company SEC Filings, Macellum estimates.

134

RATIONALIZE EXCESS DISTRIBUTION CAPACITY

Rationalizing the distribution network could increase operating margins by 20 to 45 basis points, leading to $45-$90 million in additional income

- As ecommerce penetration has increased to 30% of total sales, in-store sales have fallen by the comparable amount

- Kohl's has built six ecommerce fulfillment centers while leaving the store network in place. As a result, the store fulfilment network significantly is under-optimized and is likely processing 30% fewer units

Distribution Savings:		
$s in Millions	**2021A**	**2021A**
Current Distribution Costs	$449.00	$449.00
% of Distribution Costs Saved	10%	20%
Dollar Savings	**$44.90**	**$89.80**
Bps to Operating Margin	**23**	**46**

Source: Company SEC Filings, Bloomberg LP, Macellum estimate are used for the distribution savings based on industry experts.

STRENGTHEN ECOMMERCE OPERATIONS

Kohl's should transition beyond omnichannel and develop a "multichannel" platform that fully integrates the store experience, the digital experience and social media

Putting the customer at the center of our strategy:

Commerce
Requires Inspiration

Inspiration requires
Content

Content requires
Communities

- Easy and fun content
- Informative
- Pre-built integrations
- Presentation layer
- Localization
- Multi-channel delivery



- Product catalogs
- Product organization
- Optimize online shopping across all channels
- Easy shopping carts and payment processing

- Social media
- User-generated content
- Activity streams
- "The conversation"

136

CONCLUSION

Our plan to create meaningful shareholder value at Kohl's <u>can only be implemented if a majority of the Board is changed</u>



VOTE ON THE
<u>WHITE</u> PROXY CARD
FOR OUR FULL SLATE

WWW.KEEPKOHLSACCOUNTABLE.COM



APPENDIX

THE CURRENT BOARD HAS LOST CREDIBILITY (CONT.)

Kohl's has misrepresented several key facts pertaining to its performance and Macellum's campaign for change

Myth	Reality
x **MYTH:** "Macellum's involvement has contributed to value destruction"	✓ **THE REALITY:** Big Lots, Bed Bath and Beyond and Citi Trends have all seen a material increase in value since Macellum nominees or Mr. Duskin joined the boards of each company ✓ **THE REALITY:** The earnings for Citi Trends and Big Lots have increased 659% and 48% (100%+ before Macellum representative was kicked off), respectively, since Macellum began its engagement. Bed Bath and Beyond was able to monetize $750 million in non-core asset sales and paid down $298 million in debt
x **MYTH:** One of Macellum's former activist campaigns, Citi Trends has a one-year TSR of (67%) this year	✓ **THE REALITY:** Kohl's is misleading investors by attempting to cherry pick irrelevant time frames. Citi Trends' stock is up 80% since Mr. Duskin joined the board
x **MYTH:** Macellum is short-term-focused	✓ **THE REALITY:** Macellum has been an investor in Citi Trends for more than five years
x **MYTH:** Mr. Duskin was critical of the Board rejecting an offer to buy the Company at $64 per share	✓ **THE REALITY:** Mr. Duskin was critical of the Board's **hasty** rejection of the offer without any attempt to achieve a higher price

Source: Company SEC Filings, Bloomberg LP.

139

THE CURRENT BOARD HAS LOST CREDIBILITY (CONT.)

Kohl's has misrepresented several key facts pertaining to its performance and Macellum's campaign for change

x **MYTH:** Mr. Duskin stated publicly that Kohl's was worth $100

✓ **THE REALITY:** Mr. Duskin stated clearly that with the majority of the Board reconstituted and the correct Board and management configuration, the stock could increase in value to $100 over time

x **MYTH:** "Half the Macellum slate has close personal ties to Mr. Duskin"

✓ **THE REALITY:** Mr. Duskin served on the Citi Trends board with Mr. Seipel. Ms. Edwards was Citi Trends' CFO, however, has since retired. Both are independent and clearly do not constitute 50% of the eight other candidates on Macellum's slate

ADDITIONAL SLIDES HIGHLIGHTING MACELLUM'S VALUE CREATION CAN BE FOUND HERE →

CITI TRENDS | **BIG LOTS** | **BED BATH & BEYOND**

Source: Company SEC Filings, Bloomberg LP.

CITI TRENDS, INC. – MACELLUM CREATING VALUE

Overview

In 2017, Macellum engaged with Citi Trends because we believed the company had not taken full advantage of the significant opportunities to increase its profitability. The board had failed to deliver value to its stockholders and the vast majority of the Company's underperformance was the result of a flawed strategy driving declining operating metrics, erratic results, poor capital allocation and poor corporate governance

Our Suggestions

✓ Increase inventory turns

✓ Increase size of share repurchases

✓ Improve the Company's merchandising strategy

✓ Reallocate capital expenditure to improve the Company's systems

✓ Increase store growth

Our Impact & Value Creation

✓ Macellum placed six new directors on the company's board, including three Black women, and conducted an overhaul of the management team

✓ Citi Trends' TSR is up 80%[1] since Mr. Duskin joined the board in May 2017

EARNINGS FOR CITI TRENDS INCREASED 659% SINCE MACELLUM BEGAN ENGAGING

Source: TSR Data from Bloomberg LP– 1: Total shareholder return reflects the period from 5/24/17 to 4/14/22

BED, BATH & BEYOND INC. – MACELLUM CREATING VALUE

Overview

In 2019, Macellum observed that Bed, Bath & Beyond was not realizing its true potential. At the time, our goal was to embark upon a significant turnaround and a more profitable and better capitalized company in which to invest

Our Suggestions

✓ Revamp executive management

✓ Divest non-core businesses and monetize real estate

✓ Increase supply chain efficiency

✓ Implement cost cutting

✓ Improve inventory

✓ Fix capital allocation

Our Impact & Value Creation

✓ The campaign resulted in the appointment of nine of 12 new directors, including four Macellum nominees, and a completely new management team

✓ Bed, Bath & Beyond sold non-cores assets equal to approximately 75% of the company's market capitalization and paid down $298 million in debt

✓ The new management team embarked on a massive transformation projecting to earn $1 billion of EBITDA by 2023

WHILE STILL IN THE EARLY INNINGS OF A MAJOR TURNAROUND, BED BATH & BEYOND'S TSR IS UP 42%[1] SINCE FOUR MACELLUM NOMINEES JOINED THE BOARD IN MAY 2019

142

Source: 1: TSR Data from Bloomberg LP– Data as of 04/14/2022

BIG LOTS, INC. – MACELLUM CREATING VALUE

Overview

In 2020, Macellum observed that Big Lots' board had overseen poor operations and ineffective capital allocation strategies and failed to optimize the company's balance sheet, including monetizing the company's real estate. The company's continued earnings decline was of equal concern, as both operating income and margins had decreased significantly.

Our Suggestions & Strategy

✓ Monetize $1 Billion real estate assets

✓ Improve fundamentals through operational excellence

✓ Increase Cash Flow Generation via disciplined capital allocation, increased inventory turns and working capital management

Our Impact & Value Creation

✓ In a negotiated settlement, Big Lots appointed three independent directors (including Macellum representative Aaron Goldstein) to the Board and created a new capital allocation planning committee

✓ Big Lots agreed to sell owned real estate for $725 million or roughly an amount equal to its market capitalization

✓ Big Lots' TSR was up 135% during the time Macellum's representative was on the Board[1]

SINCE MACELLUM BEGAN OUR ENGAGEMENT, BIG LOTS' EARNINGS INCREASED 48% AND OVER 100% UP TO THE POINT WHEN THE MACELLUM REPRESENTATIVE RESIGNED

Source: TSR Data from Bloomberg LP– 1: Total shareholder return reflects the period from 4/23/20 to 10/01/20

100-DAY PLAN DETAILS - ASSESSMENT OF PEOPLE & CULTURE

HUMAN RESOURCES

	Pre-Vote	Week 1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
Human Resources		██	██	██	██	██	██	██	██	██	██	██	██	██	██	██	██	██	██	██
Leadership	██																			
Establish strategic alternatives review committee of directors		▓	▓	▓	▓															
Assess senior leadership team	██	▓	▓	▓	▓															
Assess skill set of merchandising department	██	▓	▓	▓	▓															
Establish swat teams of directors to oversee execution		▓	▓																	
Establish committee of directors to oversee succession planning		▓	▓																	
Engage top executive search firm to orchestrate talent upgrade		▓	▓	▓	▓	▓	▓	▓	▓	▓	▓	▓	▓	▓	▓				▓	▓
Employee Talent/Engagement																				
Listening / Feedback sessions		▓	▓	▓	▓	▓	▓	▓	▓											
Talent Assessment		▓	▓	▓	▓	▓	▓	▓	▓											
Determine at risk employees		▓	▓	▓	▓	▓	▓	▓	▓											
Assess organizational chart and reporting lines		▓	▓	▓	▓															
Evaluate case for addition by subtraction		▓	▓	▓	▓															
Develop plan to more closely integrate organization				▓	▓	▓	▓	▓	▓											
Incentive compensation																				
Assess existing plan at corporate and field		▓	▓	▓	▓	▓	▓	▓	▓	▓	▓	▓	▓	▓	▓					
Develop plan to align compensation with profitability and shareholders				▓	▓	▓	▓	▓	▓											
Assess risks to new plan		▓	▓	▓	▓															
Implement plan								▓	▓											
Communication		▓	▓	▓	▓	▓	▓	▓	▓	▓	▓	▓	▓	▓	▓				▓	▓
Develop internal communication plan	██	▓	▓																	
Solicit input from senior leadership team		▓	▓																	
Assess plan		▓	▓																	
Disseminate plan to senior leadership team				▓																
Disseminate plan to entire organization					▓															
Investor relations		▓	▓	▓	▓	▓	▓	▓	▓	▓	▓	▓	▓	▓	▓				▓	▓
Assess existing communication strategy		▓	▓	▓	▓															
Engage with shareholders to assess desire to remain public or sell		▓	▓	▓	▓	▓	▓	▓	▓											
Quantify initiatives							▓	▓	▓											
Create road map to create shareholder value										▓	▓	▓	▓	▓	▓					
Develop plan for guidance										▓	▓	▓	▓	▓	▓					
Develop plan for investor day as go-foreward public entity										▓	▓									
Investor day as go-foreward public entity																▓				

Source: Macellum Estimates in Conjunction with Industry Experts, Board Candidates, and Top-Rated Retail Consultancy.

100-DAY PLAN DETAILS - SHOPPING EXPERIENCE: SALES OPPORTUNITY

MERCHANDISE STRATEGY

		Week														Quarters			Year 2	
	Pre-Vote	1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
Merchandise Strategy																				
Organizational speed and nimbleness																				
Assess decision making process																				
Develop plan to reduce decision making timeline																				
Develop plan to reduce weeks in the buying process																				
Good, better, best hierarchy																				
Analyze pricing, features and benefits																				
Implement changes to open to buy plan																				
Test new hierarchy in key categories																				
Realize benefits																				
SKU rationalization																				
Assess choice counts and redundancy																				
Analyze SKU productivity and profitability																				
Analyze category profitability																				
Develop new merchandising plan																				
Develop plan for test stores																				
Implement changes																				
Realize benefits																				
Vendor Assessment																				
Listening tour																				
Assess capabilities, performance and profitability																				
Develop tactical plan for better economics																				
Implement changes																				
Realize benefits																				
Assess risk																				
Assess aged inventory																				
Assess in house capabilities																				
Determine amount of clearance generated																				
Develop strategy to clear exited programs																				
Identify optimal clearance strategy of non-go forward product																				
Test and React																				
Determine speed categories																				
Develop vendor resources to implement a test and reaction program																				
Test categories for test and react plan																				
Implement test and react plan																				

Source: Macellum Estimates in Conjunction with Industry Experts, Board Candidates, and Top-Rated Retail Consultancy.

145

100-DAY PLAN DETAILS - SHOPPING EXPERIENCE: SALES OPPORTUNITY

MERCHANDISE STRATEGY

			Week														Quarters			Year 2	
		Pre-Vote	1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
Fashion																					
	Assess organizational capabilities																				
	Assess categories with highest need for improved fashion																				
	Develop plan to assess fahion																				
	Develop plan to chase fashioin																				
	Develop plan to deliver better and more appropriate fashion																				
	Test plan to deliver more fashion																				
	Implement plan to deliver more fashion																				
National Brands and Celebrity Product																					
	Analyze pricing, contracts, obligations, and benefits																				
	Assess capabilities, performance and profitability																				
	Implement changes																				
	Test new hierarchy in key categories																				
	Realize benefits																				
Develop opening price points																					
	Analyze competitor prices																				
	Establish must win categories																				
	Establish supplier capabilities																				
	Implement changes to plan																				
	Realize benefits																				

Source: Macellum Estimates in Conjunction with Industry Experts, Board Candidates, and Top-Rated Retail Consultancy.

100-DAY PLAN DETAILS - SHOPPING EXPERIENCE: SALES OPPORTUNITY

MERCHANDISE STRATEGY

		Week														Quarters			Year 2	
	Pre-Vote	1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
Private Label																				
Review current private label portfolio																				
Assess 3rd party supplier relationship and profitability																				
Determine in house capabilities																				
Assess ability to buy direcct																				
Identify largest category opportunity																				
Develop plan to build in house direct buying capabilities																				
Develop a comprehensive private brand strategy																				
Develop programs with manufacturers																				
Implement changes to plan																				
Realize benefits																				
New Categories																				
Analyze competitive offerings																				
Determine opportunity in relevant/adjacent categories																				
Assess excess space from SKU rationalization																				
Establish vendor relationships in new categories																				
Test new categories																				
Implement changes to plan																				
Realize benefits																				
Inventory Turn																				
Develop plan to increase turn, lower quantities and increase velocity																				
Develop plan to test and react																				
Test test and react plan in various categories																				
Planning and Allocation																				
Review open to buy and on order																				
Assess products on order																				
Assess P+A department process with merchants																				
Develop plan to otimize P+A interaction with buyers																				
Develop plan to reduce clearance																				
Test plan to reduce clearance																				

Source: Macellum Estimates in Conjunction with Industry Experts, Board Candidates, and Top-Rated Retail Consultancy.

147

100-DAY PLAN DETAILS - VALUE PROPOSITION AND MERCHANDISE MARGIN

VALUE PROPOSITION AND MERCHANDISE MARGIN

		Week														Quarters			Year 2	
	Pre-Vote	1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
Value Proposition and Merchandise Margin																				
Pricing																				
Conduct competitive pricing analysis																				
Analyze SKU profitability and sell through at different discounts																				
Develop plan to streamline promotional offerings																				
Develop plan to increase full price selling																				
Develop plan for pricing transpareny																				
Test new pricing scheme																				
Implement changes																				
Loyalty programs																				
Assess varios loyalty plans and interaction with promotional discounts																				
Develop plan to streamline loyalty plans																				
Implement test of new loyalty plans																				
Develop membershp plan																				
Test membership plan																				
Implement promotional and loyalty plans																				
Promotional stance																				
Comprehensive marketing/promotional discount analysis																				
Analyze Kohl's cash usage and profitabilty impact																				
Determine impact on SKU profitability																				
Determine optimal percent off rates and points																				
Analyze Kohl's cash relationship with initial mark up's																				
Analyze instances overlapping offers																				
Develop and implement changes																				
Clearance																				
Assess clearance and relationship to order quantities																				
Assess clearance generated by SKU rationalization																				
Analyze amount of clearance created historically																				
Determine potential for increased turn/reduce clearance																				
Develop plan to reduce clearance and increase full price selling																				
Implement plan																				
Realize benefits																				

Source: Macellum Estimates in Conjunction with Industry Experts, Board Candidates, and Top-Rated Retail Consultancy.

100-DAY PLAN DETAILS - IN STORE EXPERIENCE

IN STORE EXPERIENCE

		Week														Quarters			Year 2	
	Pre-Vote	1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
In Store Experience																				
Remodeled stores																				
Asses current results of remodel program																				
Systematize testing in test stores																				
Assess impact of Sephora																				
Determine optimal remodel strategy																				
Test strategy																				
Implement changes																				
Vignettes																				
Determine best categories for improved display																				
Determine vendor capabilities to support changes																				
Establish vendor partners to fund displays																				
Determine other categories with most potential																				
Develop visual display with curated product																				
Signage																				
Assess categories to benefit from life style representation																				
Assess signage for store road maps																				
Develop in-store collateral																				
Develop new in-store POS signs to support updated good , better best product and promotional strategies.																				
Test new visual																				
Roll out to stores																				
Develop strategy to elevate service offering																				
Assess internal capabilities																				
Assess sufficiency of payroll hours																				
Develop plan to deliever elevated service																				
Test plan																				
Implement plan																				
Realize benefits																				
Store associate training and certification																				
Assess in store talent and performance evaluations																				
Assess training and evaluation capabilities																				
Develop robust training platform																				
Implement new store associate training program																				

Source: Macellum Estimates in Conjunction with Industry Experts, Board Candidates, and Top-Rated Retail Consultancy.

100-DAY PLAN DETAILS - WEBSITE AND OMNI CHANNEL

WEBSITE AND OMNI CHANNEL

		Week														Quarters			Year 2	
	Pre-Vote	1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
Website and Omni channel																				
Functionality																				
Evaluate ability and capability of platform(s)																				
Assess technological capabilities																				
Assess content and content creation																				
Develop plan to address weaknesses																				
Implement plan																				
Realize benefits																				
Fulfilment Cost																				
Assess the impact and cause of split shipments																				
Assess shipping costs and pricing																				
Assess shipping vs store pick-up and pricing dynamic																				
Develop plan to increase Ecom profitability																				
Implement plan																				
Integration with stores																				
Assessment of capabilities																				
Assess line busting technology/self check out																				
Develop plan for mobile check out																				
Develop plan for in store information on mobile devices																				
Implement changes																				

Source: Macellum Estimates in Conjunction with Industry Experts, Board Candidates, and Top-Rated Retail Consultancy.

100-DAY PLAN DETAILS - MARKETING AND ADVERTISING

MARKETING AND ADVERTISING

	Pre-Vote	Week														Quarters			Year 2	
		1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
Marketing and Advertising																				
Customer centricity		■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■
Collect all internal customer data		■	■	■	■	■	■	■	■											
Conduct consumer intercept surveys					■	■	■	■	■	■	■	■	■							
Review all internal and external information					■	■	■	■	■	■	■	■	■	■	■					
Develop plan for communication change with customer															■	■	■			
Implement plan																■	■	■		
Social community on line		■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■
Assess content		■	■	■	■	■	■	■												
Assess process for content creation					■	■	■	■	■	■	■									
Establish a head of content, social and community									■	■	■	■	■							
Advertising		■	■	■	■	■	■	■	■	■	■	■	■	■	■	■				
Review budget and changes in historical spending		■	■	■	■	■	■													
Assess all mediums of advertising spend ie FSI, digital, TV etc		■	■	■	■	■	■	■	■											
Assess risks to change		■	■	■	■	■	■	■	■											
Develop plan for more efficient spending and better customer acquisition								■	■	■	■	■	■							
Develop plan for higher customer retention								■	■	■	■	■	■							
Implement plan													■	■	■	■				
Price messaging													■	■	■	■				
Asses price competitiveness		■	■	■	■	■	■	■	■	■	■									
Develop plan for pricing transpareny									■	■	■	■	■	■	■					
Develop plan to adopt message of price leadership									■	■	■	■	■	■	■					
Implement plan														■	■	■	■	■		
Private Label		■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■	■		
Develop plan to support key private label brands with marketing								■	■	■	■	■	■	■	■					
Implement plan															■	■	■	■		
Loyalty program		■	■	■	■	■	■	■	■	■	■	■	■	■	■					
Develop plan to communicate changes to loyalty plan		■	■	■	■	■	■	■	■	■	■									
Implement plan											■	■	■	■	■					

Source: Macellum Estimates in Conjunction with Industry Experts, Board Candidates, and Top-Rated Retail Consultancy.

100-DAY PLAN DETAILS - SUPPLY CHAIN

SUPPLY CHAIN

		Week														Quarters			Year 2	
	Pre-Vote	1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
Supply chain																				
Distribution Center Rationalization																				
Assess excess capacity in store distribution net work																				
Develop a plan to rationalize excess capacity																				
Implement plan																				
Direct Sourcing																				
Assess 3rd party manufacturing																				
Complete contract review																				
Determine opportunity to remove cost																				
Assess sourcing infrastructure and capabilities																				
Asses risk of sourcing changes																				
Develop plan for direct sourcing																				
Implement plan																				
Realize benefits																				
Private label																				
Assess existing programs																				
Asses risk of sourcing changes																				
Assess in house design capabilities																				
Assess ability to implement with direct sourcing																				
Assess vendor capabilities																				
Implement plan																				
Realize benefits																				
Inventory turn																				
Assess open to buy process																				
Determine excess weeks of supply																				
Assess supply chain changes impact on turn																				
Determine optimal on hand inventory in stores																				
Test stores with optimal amount of inventory																				
Develop plan to increase velocity and flow																				
Implement plan																				

Source: Macellum Estimates in Conjunction with Industry Experts, Board Candidates, and Top-Rated Retail Consultancy.

100-DAY PLAN DETAILS - CORPORATE COST ASSESSMENT

CORPORATE COST ASSESSMENT

		Week														Quarters			Year 2	
	Pre-Vote	1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
Corporate Cost Assessment																				
Head count assessment																				
Assess and understand growth in expenses																				
Assess functions and responsibility																				
Determine ability to reduce or increase span of control																				
Develop plan																				
Implement plan																				
Salary assessment																				
Hire compensation consultant																				
Conduct competitive title and wage analysis																				
Analyze opportunity																				
Develop plan																				
Implement plan																				

Source: Macellum Estimates in Conjunction with Industry Experts, Board Candidates, and Top-Rated Retail Consultancy.

100-DAY PLAN DETAILS - STORE PROFITABILITY

STORE PROFITABILITY

		Week														Quarters			Year 2	
	Pre-Vote	1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
Store Profitability																				
Review payroll																				
Assess payroll expenditure																				
Assess scheduling and staffing hours																				
Develop plan for optimal payroll hours and activities																				
Test increased payroll on customer focused activities																				
Implement new payroll plan																				
Incentive compensation program																				
Assess store compensation plan																				
Develop incentive comp plan tied to performance																				
Assess risk of changes to existing plan																				
Implement incentive compensation plan																				
Rent reduction on existing leased space																				
Conduct lease review																				
Determine opportunity																				
Develop plan to achieve savings																				
Implement plan																				
Realize benefits																				

Source: Macellum Estimates in Conjunction with Industry Experts, Board Candidates, and Top-Rated Retail Consultancy.

100-DAY PLAN DETAILS - Capital Allocation and Balance Sheet Rationalization

CAPITAL ALLOCATION AND BALANCE SHEET RATIONALIZATION

		Week														Quarters			Year 2	
	Pre-Vote	1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
Capital Allocation and Balance Sheet Rationalization																				
Sale Leaseback																				
Assess owned real estate																				
Run competitve process for sale leaseback																				
Execute sale leaseback																				
Working Capital																				
Assess cash generated from higher inventory turns																				
Assess ability to increase working capital with better payable terms																				
Capital Expenditures																				
Evaluate historical spending																				
Assess ROIC and accretion of existing plans, particularly Sephora																				
Develop bottoms up captial expenditure plan, project by project																				
Implement plans to reduce capital expenditures																				
Return of Capital to Shareholders																				
Analyze dividend vs share repurchase																				
Develop plan to repurchase significant amount of shares																				
Repurchase stock																				
Liability Management																				
Assess opportunity to refinance																				
Assess opportunity to pay down debt																				
Assess opportunity to consolidate maturities																				
Comprehensive indenture analysis																				
Develop plan to rationalize liabilities and update indenture																				

Source: Macellum Estimates in Conjunction with Industry Experts, Board Candidates, and Top-Rated Retail Consultancy.

100-DAY PLAN DETAILS - INFORMATION AND TECHNOLOGY

INFORMATION AND TECHNOLOGY

		Week														Quarters			Year 2	
	Pre-Vote	1	2	3	4	5	6	7	8	9	10	11	12	13	14	2nd Qtr	3rd Qtr	4th Qtr	1H Year 2	2H Year 2
Information and Technology																				
Comprehensive review of systems																				
Assess internal capability																				
Determine need for further upgrades																				
Compile and analyze all dash board and summary reports																				
Develop and implement plan for optimal technological support																				

Source: Macellum Estimates in Conjunction with Industry Experts, Board Candidates, and Top-Rated Retail Consultancy.

SUMMARY OF KOHL'S' HISTORICAL FINANCIALS

$ in millions except for percentages Income Statement Analysis	2011A	2012A	2013A	2014A	2015A	2016A	2017A	2018A	2019A	2020A	2021A	'11-'21
Total Sales	$18,804	19,280	19,031	$19,023	$19,204	$18,686	$19,036	$19,167	$18,885	$15,031	$18,471	(2%)
Credit Income	-	-	-	-	-	-	$1,048	$1,062	$1,089	$924	$962	-
Total Revenue	**$18,804**	**$19,280**	**$19,031**	**$19,023**	**$19,204**	**$18,686**	**$20,084**	**$20,229**	**$19,974**	**$15,955**	**$19,433**	**3%**
% Growth	-	2.5%	(1.3%)	(0.0%)	1.0%	(2.7%)	7.5%	0.7%	(1.3%)	(20.1%)	21.8%	
Gross Profit	**$7,179**	**$6,990**	**$6,945**	**$6,925**	**$6,940**	**$6,741**	**$6,859**	**$6,969**	**$6,745**	**$4,671**	**$7,034**	
Gross Margin %	38.2%	36.3%	36.5%	36.4%	36.1%	36.1%	34.2%	34.5%	33.8%	29.3%	36.2%	
Bps Change	-	(192)	24	(9)	(26)	(6)	(192)	30	(68)	(449)	692	(198)
SG&A $	**$4,244**	**$4,266**	**$4,312**	**$4,350**	**$4,452**	**$4,434**	**$5,500**	**$5,600**	**$5,705**	**$5,021**	**$5,478**	**29%**
SG&A $ Growth	-	0.5%	1.1%	0.9%	2.3%	(0.4%)	24.0%	1.8%	1.9%	(12.0%)	9.1%	
% of Sales	22.6%	22.1%	22.7%	22.9%	23.2%	23.7%	27.4%	27.7%	28.6%	31.5%	28.2%	562
Adj. EBITDA	**$2,935**	**$2,724**	**$2,633**	**$2,575**	**$2,488**	**$2,307**	**$2,407**	**$2,431**	**$2,129**	**$574**	**$2,518**	**(14%)**
EBITDA Margin	*15.6%*	*14.1%*	*13.8%*	*13.5%*	*13.0%*	*12.3%*	*12.0%*	*12.0%*	*10.7%*	*3.6%*	*13.0%*	
(-) Depreciation & Amortization	$777	$835	$891	$886	$935	$939	$991	$966	$917	$874	$838	
Adj. EBIT	**$2,158**	**$1,890**	**$1,742**	**$1,689**	**$1,553**	**$1,369**	**$1,416**	**$1,465**	**$1,212**	**-$300**	**$1,680**	**(22%)**
EBIT Margin	11.5%	9.8%	9.2%	8.9%	8.1%	7.3%	7.1%	7.2%	6.1%	-1.9%	8.6%	
(-) Interest Expense	$299	$327	$338	$339	$328	$308	$299	$257	$207	$284	$260	
Adj. EBT	$1,859	$1,562	$1,404	$1,350	$1,225	$1,060	$1,117	$1,208	$1,005	($584)	$1,420	(24%)
% Growth	-	(16.0%)	(10.1%)	(3.8%)	(9.3%)	(13.5%)	5.4%	8.1%	(16.8%)	(158.1%)	NM	
EPS	**$4.30**	**$4.17**	**$4.05**	**$4.25**	**$4.00**	**$3.75**	**$4.18**	**$5.60**	**$4.87**	**($2.27)**	**$7.35**	**71%**
% Growth	-	(3.1%)	(2.9%)	4.9%	(5.9%)	(6.3%)	11.5%	34.0%	(13.0%)	(146.6%)	NM	
Shares Outstanding (in thousands)	271.0	236.8	219.5	204.3	194.5	179.3	168.0	165.3	158.0	155.0	148.3	(45%)
Cash & Cash Equivalents	$1,205	$537	$971	$1,407	$707	$1,074	$1,308	$934	$723	$2,271	$1,587	32%
Long-Term Borrowings	$2,141	$2,492	$2,792	$2,780	$2,792	$2,795	$2,797	$1,861	$1,856	$2,451	$1,910	(11%)

Source: Company SEC Filings, Bloomberg LP.

DESPITE GROSS MARGIN GROWTH FROM 2019, KOHL'S HAS STILL TRAILED RETAIL PEERS

	2019	FY 2020	2021	2021 vs. 2019 (bps)
	FY 2019	2020	FY 2021	FY E/A
AEO	35.3%	30.5%	39.7%	437
BBBY	33.3%	33.6%	33.2%	(6)
BKE	41.9%	44.5%	50.4%	847
BURL	41.8%	38.2%	41.7%	(8)
CTRN	38.0%	39.8%	41.4%	339
DDS	32.6%	28.6%	42.9%	1,030
DKS	29.3%	31.8%	38.3%	899
GPS	37.6%	34.1%	39.8%	222
HIBB	32.4%	35.8%	38.2%	580
JWN	33.2%	29.0%	35.1%	190
M	38.2%	29.2%	38.9%	67
PLCE	35.0%	26.9%	41.6%	657
ROST	28.1%	21.5%	27.5%	(57)
TGT	28.9%	28.4%	28.3%	(60)
TJX	28.5%	23.7%	28.5%	4
URBN	31.1%	25.0%	32.8%	174
WSM	36.3%	39.0%	44.0%	770
Retail Peer Average	**34.2%**	**31.7%**	**37.8%**	**358**
Retail Peer Median	**33.3%**	**30.5%**	**38.9%**	**222**
Retail Peer Reported Avg.				**316**
KSS	**35.7%**	**31.1%**	**38.1%**	**238**

Source: Company SEC Filings; Bloomberg LP.

Note: Retail Peer Average/Median Includes: AEO, BBBY, BKE, BURL, CTRN, DDS, DKS, GPS, HIBB, JWN, M, PLCE, ROST, TGT, TJX, URBN, WSM.

SUMMARY OF KOHL'S' AND PEERS' LEVERAGE

(Dollars in Millions)		KSS Current 2021	KSS w/SLB 2021	AEO 2021	BBBY 2021	BKE 2021	BURL 2021	CTRN 2021	DDS 2021	DKS 2021	GPS 2021	HIBB 2021	JWN 2021	M 2021	PLCE 2021	ROST 2021	TGT 2021	TJX 2021	URBN 2021	WSM 2021
Finance lease and financing obligations		2,251	6,451	0	0	0	44	0	0	0	0	2	0	0	0	0	2,075	0	0	0
Long-term debt		1,910	1,910	341	1,180	0	1,541	0	321	1,931	1,484	0	2,853	3,295	50	2,452	11,568	3,355	0	0
Total debt		4,161	8,361	341	1,180	0	1,585	0	321	1,931	1,484	2	2,853	3,295	50	2,452	13,643	3,355	0	0
Operating leases		2,624	2,624	1,465	1,855	288	2,898	216	43	2,579	4,767	281	1,798	3,098	226	3,170	8,591	9,152	1,187	1,284
Total debt (including operating leases)		6,785	10,985	1,806	3,034	288	4,483	216	364	4,510	6,251	283	4,651	6,393	276	5,622	22,234	12,507	1,187	1,284
Less: Operating lease, finance lease, and financing obligation liabilities		(4,875)	(9,075)	(1,465)	(1,855)	(288)	(2,942)	(216)	(43)	(2,579)	(4,767)	(283)	(1,798)	(3,098)	(226)	(3,170)	(10,666)	(9,152)	(1,187)	(1,284)
Add: Cash-based lease equivalent debt (a)	8.0x	4,650	6,890	3,695	4,372	965	5,266	517	181	5,541	11,008	702	1,832	3,256	1,227	7,050	4,512	26,339	2,151	3,078
Adjusted debt		**6,560**	**8,800**	**4,036**	**5,552**	**965**	**6,807**	**517**	**502**	**7,472**	**12,492**	**702**	**4,685**	**6,551**	**1,277**	**9,502**	**16,080**	**29,694**	**2,151**	**3,078**
Adjusted EBITDA		2,518	2,518	770	197	356	1,051	100	1,331	2,357	1,414	264	1,029	3,320	347	2,694	11,970	5,381	512	1,649
Rent expense (excludes lease expense)		298	298	462	547	121	658	65	23	693	1,376	88	229	407	153	881	564	3,292	269	385
Adjusted EBITDAR		**2,816**	**2,816**	**1,232**	**744**	**476**	**1,709**	**165**	**1,353**	**3,050**	**2,790**	**352**	**1,258**	**3,727**	**500**	**3,575**	**12,534**	**8,673**	**780**	**2,034**
Adjusted debt to adjusted EBITDAR		**2.3x**	**3.1x**	**3.3x**	**7.5x**	**2.0x**	**4.0x**	**3.1x**	**0.4x**	**2.4x**	**4.5x**	**2.0x**	**3.7x**	**1.8x**	**2.6x**	**2.7x**	**1.3x**	**3.4x**	**2.8x**	**1.5x**
Cash		1,587	1,587	435	440	267	1,091	50	717	2,643	877	17	322	1,712	55	4,922	5,911	6,227	670	850
Adjusted net debt		4,973	7,213	3,602	5,113	699	5,716	467	-215	4,828	11,615	685	4,363	4,839	1,222	4,579	10,169	23,467	1,481	2,227
Adjusted net debt to adjusted EBITDAR		**1.8x**	**2.6x**	**2.9x**	**6.9x**	**1.5x**	**3.3x**	**2.8x**	**-0.2x**	**1.6x**	**4.2x**	**1.9x**	**3.5x**	**1.3x**	**2.4x**	**1.3x**	**0.8x**	**2.7x**	**1.9x**	**1.1x**

Source: Company SEC Filings, Bloomberg LP.

KOHL'S ONCE CLAIMED SHORT-LIVED OUTPERFORMANCE VERSUS ITS DEPARTMENT STORE PEER GROUP


Dillard's
KOHL'S
macy's
600
500
400
300
200
100
0
1/14/2020
2/14/2020
3/14/2020
4/14/2020
5/14/2020
6/14/2020
7/14/2020
8/14/2020
9/14/2020
10/14/2020
11/14/2020
12/14/2020
1/14/2021
2/14/2021
3/14/2021
4/14/2021
5/14/2021
6/14/2021
7/14/2021
8/14/2021
9/14/2021
10/14/2021
11/14/2021
12/14/2021
1/14/2022
Kohl's
Macy's
Dillard's

IS KOHL'S' STRATEGIC PLAN (-6%)[1] RESPONSIBLE FOR DILLARD'S' (+241%) AND MACY'S' (+53%) RECENT OUTPERFORMANCE, TOO?

[1] Kohl's Performance Since Pre-Covid at 12/31/2019

Source: Bloomberg LP– Data as of 1/14/2022

ANOTHER WASTED YEAR

One year after Macellum first ran a campaign highlighting the Board's inability to create value, the Company's shares have continued to significantly underperform its retail peers



1-YEAR TSR

Kohl's	Retail Peers	Compensation Peers	ISS Peers	XRT	S&P 500
7%	31%	6%	14%	15%	24%

Source: Bloomberg LP– Data as of 1/14/2022
Notes: Total Shareholder Return; Retail Peers include AEO, BBBY, BKE, BURL, CTRN, DDS, DKS, GPS, HIBB, JWN, M, PLCE, ROST, TGT, TJX, URBN, WSM.
Notes: Compensation Peer Group Average Includes: BBBY, GPS, M, JWN, ROST, TJX.
Notes: ISS Peers include AN, BBY, KMX, DG, DLTR, FL, GPS, JWN, LAD, BBWI, M, PAG, ROST.

ANOTHER YEAR OF FINANCIAL UNDERPERFORMANCE

Kohl's' shares have underperformed relevant peers and indices over every applicable time horizon

1-YEAR



PRE-COVID (12/31/2019)



3-YEAR



5-YEAR



Source: Bloomberg LP– Data as of 1/14/2022
Notes: Total Shareholder Return; Retail Peers include AEO, BBBY, BKE, BURL, CTRN, DDS, DKS, GPS, HIBB, JWN, M, PLCE, ROST, TGT, TJX, URBN, WSM.
Notes: Compensation Peer Group Average Includes: BBBY, GPS, M, JWN, ROST, TJX.
Notes: ISS Peers include AN, BBY, KMX, DG, DLTR, FL, GPS, JWN, LAD, BBWI, M, PAG, ROST.

GAINS IN SALES PER SQ. FT. TRAILED PEERS

Sales Per Sq. Ft



Sales Per Sq. Ft Growth 2011-2021



3%

41%

■ Kohl's   ■ Retail Peer Average

Source: Company SEC Filings, Bloomberg LP.

Note: Retail Peer Average/Median Includes: AEO, BBBY, BKE, BURL, CTRN, DDS, DKS, GPS, HIBB, JWN, M, PLCE, ROST, TGT, TJX, URBN, WSM.

ADDITIONAL "GREATNESS AGENDA" DETAILS

- Ms. Gass, designed the "Greatness Agenda" to be a three-year plan to get Kohl's back on track, but in 2017, sales were 4% below the financial goals, operating profit was 26% below targets

- Nearly a decade later and the Company has still yet to achieve the financial goals outlined in the "Greatness Agenda"

- Additionally, the Company has lowered long-term operating margins targets to 100-200 basis points below the goal outlined in the "Greatness Agenda"



WITHOUT CHANGE TO THE BOARD AND THE SAME CEO WHO DESIGNED THE "GREATNESS AGENDA," WHY SHOULD INVESTORS BELIEVE KOHL'S WILL MEET ITS FINANCIAL GOALS THIS TIME?

Source: Company SEC filings; Bloomberg LP.

ADDITIONAL "GREATNESS AGENDA DETAILS" - SAME STORY, DIFFERENT YEAR (CONT.)

In October 2014, Kohl's announced its "Greatness Agenda," which was in place for six years and ultimately failed to even come close to meeting its targets or creating shareholder value.


Kohl's as a destination for the Active and Wellness lifestyle
2014

In October 2020, Kohl's announced a "new" strategic plan and tried to convince shareholders it was finally back on track.


Kohl's Outlines New Strategic Vision with Heightened Focus on Active and Casual Lifestyle
10/20/2020
2020

Similarly in March 2022, Kohl's announced its "reinvention."


2022
Kohl's Reinvention is Driving Growth for the Future
March 7, 2022
KOHL'S
SEPHORA

Unfortunately, we've heard this story before. Most of the current initiatives are strikingly similar to the prior ones from the failed "Greatness Agenda," including:

- Growing top line with the addition of new national brands and partnerships while developing a better assortment
- Reignite growth in the women's business
- Increasing gross margins
- Increasing inventory turns to drive better sales, gross margins and cash flow
- Driving traffic with new outside partnerships
- Fixing the overly complex loyalty programs

<u>Once again, the "new" strategy is long on platitudes and short on real targets and quantifiable initiatives</u>

WITH THE SAME TEAM THAT DESIGNED AND IMPLEMENTED THE FAILED "GREATNESS AGENDA," WHY SHOULD INVESTORS BELIEVE THIS TIME WILL BE ANY DIFFERENT?

Source: Company SEC Filings, Bloomberg LP Transcripts.











ADDITIONAL "GREATNESS AGENDA" DETAILS - SAME STORY, DIFFERENT YEAR (CONT.)

Our Greatness Agenda

2014

- "*Expanding* brand portfolio"
- "Inventory *optimization*"
- "*Destination* for the Active and Wellness Lifestyle"

KOHL'S
Kohl's:
Our Vision and Strategy

2020

- "Brand portfolio *reinvention*"
- "Inventory *management*"
- "*Retailer of choice* for the active and casual lifestyle"

Kohl's Reinvention is Driving Growth for the Future
March 7, 2022
KOHL'S
SEPHORA

2022

- "Enhanced brand portfolio"
- "Inventory *management*"
- "*Evolving to a focused active and casual lifestyle concept*"

"Kohl's, in the mind of the customer, has always been a casual brand, and over the last five years we've also proven we can be a credible player in the active business as well. So now we are evolving the entire Kohl's brand proposition to stand for the active and casual lifestyle."

- Michelle Gass, CEO (March 7, 2022)

Source: Company SEC Filings, Bloomberg LP Transcripts.

ADDITIONAL "GREATNESS AGENDA" DETAILS - SAME STORY, DIFFERENT YEAR (CONT.)

Kohl's has persistently failed to meet objectives laid out in its "Greatness Agenda"

- In October 2014, Kohl's announced the "Greatness Agenda" at its Investor Conference, which focused on five key pillars
- Very quickly, the agenda ran into issues, and it became clear that Kohl's would not meet its set goals
- In 2015 Kohl's announced a new "evolution" to the plan as "an acknowledgment that the current plan needs tweaking"[1]
- However, Kohl's continued to fail against the initiatives outlined by the Greatness Agenda, which is especially disappointing given now CEO Michelle Gass was the architect of the Greatness Agenda.



INVESTOR CONFERENCE
Our Path Forward
KOHL'S
Time to evolve
Our Greatness Agenda

October 2014

The Washington Post
Even with a 'Greatness Agenda,' Kohl's is struggling to attract new shoppers
KOHL'S

August 2015

"Kohl's unveiled the "Greatness Agenda," … Despite these efforts, Kohl's reported surprisingly weak quarterly earnings Thursday, **raising questions about whether its turnaround strategy is living up to its name.**

Kohl's Announces Evolution of its Multi-Year Greatness Agenda Strategy

October 27, 2015 11:20 AM Eastern Daylight Time

MENOMONEE FALLS, Wis.--(BUSINESS WIRE)--Kohl's (NYSE: KSS) today unveiled new initiatives under the company's overarching strategic framework, called the Greatness Agenda. The multi-year plan was designed to drive organic top-line growth by seeking out and taking advantage of opportunities that will elevate the course of business, while also creating a clear focus around those business critical activities that are required to accelerate growth. While recommitting to the purpose, pillars and values established by the Greatness Agenda one year ago, the Greatness Agenda has evolved based on customer and associate insights from the first year.

October 2015

RETAILDIVE
How great is Kohl's 'Greatness Agenda'?
KOHL'S

February 2016

"…But that turnaround is **failing to produce** the kind of results that investors can comfortably live with.

[1] https://www.washingtonpost.com/news/business/wp/2015/08/13/even-with-a-greatness-agenda-kohls-is-struggling-to-lure-new-shoppers/

ANOTHER EXAMPLE OF SPLIT SHIPMENTS



Destination
Shipping Facility

Middletown, OH

New York, NY

Profit Per Transaction		
	Current Process	**Without Split-Shipments**
Order Total	$120.00	$120.00
Customer charge for shipping	free	free
Product cost (~50%)	-$60.00	-$60.00
Kohl's Shipping costs		
2. From CA to NY	-$15.57	-
1. From OH to NY	-$13.66	-$13.66
Total Shipping	-$29.23	-$13.66
Gross Margin	**$30.77**	**$46.34**
Gross Margin %	**26%**	**39%**

Source: Company Websites, Shipping confirmation received on 03/24/2022
Note: Product pictures are close to those of original items purchased if they are not available online anymore

168